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Follow-Up Materials

04010967

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Bank Austria Creditanstalt

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 01 2004
THOMSON FINANCIAL

FILE NO. 82- 34765 FISCAL YEAR 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
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OICF/BY: dw

DAT : 3/31/04

Bank Austria Creditanstalt

Banking for success.

Consolidated Financial Statements of Bank Austria Creditanstalt for 2003

Income statement
Balance sheet
Statement of changes in shareholders' equity
Cash flow statement
Notes to the consolidated financial statements

(The translation of the text of the Annual Report is currently being prepared.)

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS/IAS)

Contents

Note

In this report, "Bank Austria Creditanstalt", "the BA-CA Group" and "the Bank Austria Creditanstalt Group" refer to the Group. To the extent that information relates to the parent company or its separate financial statements, "Bank Austria Creditanstalt AG" or "BA-CA AG" is used.

In adding up rounded figures and calculating the percentage rates of changes, slight differences may result compared with totals and rates arrived at by adding up component figures which have not been rounded.

Income statement of the Bank Austria Creditanstalt Group for the year ended 31 December 2003

	(Notes)	2003 €m	2002 €m	Change €m	Change in %
Interest income		4,802	5,825	−1,024	−17.6
Interest expenses		−2,626	−3,519	893	−25.4
Net interest income	(4)	2,176	2,307	−131	−5.7
Losses on loans and advances	(5)	−467	−537	70	−13.0
Net interest income after losses on loans and advances		**1,709**	**1,770**	**−61**	**−3.4**
Fee and commission income		1,412	1,358	54	4.0
Fee and commission expenses		−278	−282	4	−1.4
Net fee and commission income	(6)	1,134	1,076	58	5.4
Net trading result	(7)	220	231	−11	−4.7
General administrative expenses	(8)	−2,479	−2,503	24	−1.0
Balance of other operating income and expenses	(9)	18	−1	19	>100
Operating profit		**602**	**572**	**30**	**5.3**
Net income from investments	(10)	120	28	92	>100
Amortisation of goodwill	(11)	−67	−88	21	−24.1
Balance of other income and expenses		−8	−8	1	−6.8
Profit from ordinary activities/ Net income before taxes		**648**	**504**	**144**	**28.5**
Taxes on income	(12)	−155	−111	−44	39.6
Net income		**493**	**393**	**100**	**25.4**
Minority interests	(2)	−51	−84	33	−39.5
Consolidated net income		**442**	**309**	**133**	**43.0**

Key figures

		2003	2002
Earnings per share (in €, basic and diluted)	(13)	3.40	2.71
Return on equity before taxes		12.8 %	10.6 %
Return on equity after taxes		8.7 %	6.5 %
Return on equity after taxes before amortisation of goodwill		12.4 %	10.2 %
Cost/income ratio		69.9 %	69.3 %
Risk/earnings ratio		21.5 %	23.3 %

Balance sheet of the Bank Austria Creditanstalt Group at 31 December 2003

Assets

	(Notes)	31 Dec. 2003 €m	31 Dec. 2002 €m	Change €m	Change in %
Cash and balances with central banks	(14)	2,286	1,824	462	25.3
Trading assets	(15)	16,140	18,954	– 2,814	– 14.8
Loans and advances to, and placements with, banks	(16)	25,130	29,558	– 4,428	– 15.0
Loans and advances to customers	(16)	75,997	76,354	– 357	– 0.5
– Loan loss provisions	(17)	– 3,490	– 3,622	132	– 3.6
Investments	(18)	15,910	17,976	– 2,066	– 11.5
Property and equipment	(19)	1,120	1,177	– 57	– 4.9
Intangible assets	(19)	1,288	1,162	126	10.8
Other assets	(20)	2,674	4,586	– 1,912	– 41.7
TOTAL ASSETS		**137,053**	**147,968**	**– 10,915**	**– 7.4**

Liabilities and shareholders' equity

	(Notes)	31 Dec. 2003 €m	31 Dec. 2002 €m	Change €m	Change in %
Amounts owed to banks	(21)	39,133	41,033	– 1,900	– 4.6
Amounts owed to customers	(21)	53,824	56,562	– 2,738	– 4.8
Liabilities evidenced by certificates	(22)	17,399	19,992	– 2,593	– 13.0
Trading liabilities	(23)	8,560	10,504	– 1,944	– 18.5
Provisions	(24)	3,422	3,490	– 68	– 1.9
Other liabilities	(25)	3,118	4,673	– 1,555	– 33.3
Subordinated capital	(26)	5,419	6,455	– 1,036	– 16.1
Minority interests	(2)	362	650	– 288	– 44.3
Shareholders' equity	(27)	5,815	4,610	1,206	26.2
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		**137,053**	**147,968**	**– 10,915**	**– 7.4**

Statement of changes in shareholders' equity of the Bank Austria Creditanstalt Group

€ m	Subscribed capital	Capital reserves	Retained earnings	Reserves in accordance with IAS 39	Share-holders' equity
As at 1 January 2002	829	2,177	2,148	– 279	4,875
Consolidated net income			309		309
Dividend paid			– 116		– 116
Foreign currency translation and other changes			– 287		– 287
Shares in the controlling company		– 161			– 161
Reversal of previous year's deferred tax in respect of shares in the controlling company			– 23		– 23
Gains and losses recognised directly in equity in accordance with IAS 39				13	13
As at 31 December 2002	**829**	**2,016** [1]	**2,031**	**– 266**	**4,610**

1) Capital reserve in the separate financial statements of Bank Austria Creditanstalt AG: € 1,489 m

€ m	Subscribed capital	Capital reserves	Retained earnings	Reserves in accordance with IAS 39	Share-holders' equity
As at 1 January 2003	829	2,016	2,031	– 266	4,610
Capital increase	240	683			923
Consolidated net income			442		442
Dividend paid			– 116		– 116
Foreign currency translation			– 233		– 233
Shares in the controlling company		38			38
Other changes			26		26
Gains and losses recognised directly in equity in accordance with IAS 39				126	126
As at 31 December 2003	**1,069**	**2,737** [2]	**2,149**	**– 139**	**5,815**

2) Capital reserve in the separate financial statements of Bank Austria Creditanstalt AG: € 2,154 m

€ m	Cash flow hedge reserve	Available-for-sale reserve	Reserves in accordance with IAS 39
As at 1 January 2003	– 263	– 3	– 266
Additions	– 45	7	– 38
Releases	39	– 21	18
Gains and losses recognised directly in equity	43	104	147
As at 31 December 2003	**– 226**	**87**	**– 139**

Cash flow statement of the Bank Austria Creditanstalt Group

€m	2003	2002
NET INCOME	**493**	**393**
Non-cash items included in net income, and adjustments to reconcile net income to cash flows from operating activities		
Depreciation, amortisation, losses on loans and advances, and changes in fair values	877	1,064
Increase in staff-related provisions and other provisions	196	239
Increase in other non-cash items	23	1,025
Gains/losses on disposals of intangible assets, property and equipment, and investments	–95	–129
SUB-TOTAL	**1,494**	**2,592**
Increase/decrease in operating assets and liabilities after adjustment for non-cash components		
Trading assets	992	574
Loans and advances	3,347	14,861
Other assets	418	–152
Trading liabilities	–3	–2,915
Amounts owed to banks and customers	–3,879	–11,540
Liabilities evidenced by certificates	–2,511	–2,856
Other liabilities	–933	365
CASH FLOWS FROM OPERATING ACTIVITIES	**–1,075**	**929**
Proceeds from disposal of		
investments	4,466	6,094
property and equipment	73	102
Payments for purchases of		
investments	–2,594	–7,540
property and equipment	–484	–449
Proceeds from sales of subsidiaries	175	104
Payments for acquisition (less cash acquired) of subsidiaries	–37	–92
Other changes	176	–45
CASH FLOWS FROM INVESTING ACTIVITIES	**1,775**	**–1,826**
Proceeds from capital increase	905	0
Dividends paid	–116	–116
Subordinated liabilities and other financing activities	–1,024	–602
CASH FLOWS FROM FINANCING ACTIVITIES	**–235**	**–718**
CASH AND CASH EQUIVALENTS AT END OF PREVIOUS PERIOD	**1,824**	**3,428**
Cash flows from operating activities	–1,075	929
Cash flows from investing activities	1,775	–1,826
Cash flows from financing activities	–235	–718
Effects of exchange rate changes	–3	11
CASH AND CASH EQUIVALENTS AT END OF PERIOD	**2,286**	**1,824**
PAYMENTS FOR TAXES, INTEREST AND DIVIDENDS		
Income taxes paid	67	1
Interest received	4,685	6,442
Interest paid	–2,819	–3,564
Dividends received	107	41

Notes to the Consolidated Financial Statements of Bank Austria Creditanstalt

(1) Capital increase at Bank Austria Creditanstalt AG

At the Extraordinary General Meeting of Bank Austria Creditanstalt AG held on 20 June 2003, a resolution was passed to increase the company's share capital. The issue price was fixed at € 29 per share on 8 July 2003. As a result of the share issue, the equity interest held by Bayerische Hypo- und Vereinsbank AG (HVB), Munich, declined from 99.9 % to 77.5 %. Since 9 July 2003, the Bank Austria Creditanstalt share has been listed in the Prime Market segment of the Vienna Stock Exchange.

The proceeds from the issue totalled € 958 m, issuing costs amounted to € 53 m, the related tax advantage was € 18 m. As a result of the capital increase, shareholders' equity rose by € 923 m.

Since 14 October 2003, the Bank Austria Creditanstalt share has been listed on the Warsaw Stock Exchange. The bank became the first foreign company to be listed in Warsaw.

(2) Business combinations and disposals

Compared with the previous year, there have been the following changes in the group of companies consolidated in the consolidated financial statements of Bank Austria Creditanstalt:

BA/CA Asset Finance Limited, Glasgow, was sold on 30 September 2003.

Bank Austria Creditanstalt acquired from HVB an 18.95 % interest in Bank Przemysłowo-Handlowy PBK S.A., Kraków. With the remaining payment of € 439 m made for the entire exchange of regional operations in the course of this transaction, the exchange of regional operations is complete. Furthermore, Bank Austria Creditanstalt acquired an 81.79 % interest in Central profit banka d.d., Sarajevo, for € 19.8 m, a 90 % interest in LEASEFINANZ Aktiengesellschaft, Vienna, for about € 15 m, and the 50 % interest not yet held by it in Bank Austria Creditanstalt KFZ Leasing GmbH, Vienna, for about € 2.6 m and in CAC Leasing a.s., Prague, for about € 26.4 m, as well as another 30 % – in addition to its existing 50 % interest – of the shares in CAC Leasing Slovakia a.s., Bratislava, for about € 5.1 m. Central profit banka d.d., Sarajevo, was acquired in the final quarter of 2003 and will be consolidated as from 1 January 2004. The necessary changes in the accounting system to adjust it to the general Group standard were completed by that date. Central profit banka's preliminary net income for 2003 amounted to € 619 thsd, the bank reported total assets of € 241.9 m.

The Bulgarian bank CB Biochim AD has been consolidated as from 1 January 2003.

During the reporting year, Splitska banka d.d., Split, absorbed HVB Bank Croatia d.d., Zagreb. As part of the preparations for this merger, the 19.98 % interest in HVB Bank Croatia d.d. previously held by the European Bank for Reconstruction and Development was acquired for € 14.3 m.

The interest in the subsidiary Bank Austria Creditanstalt Treuhand GmbH, Vienna, was increased by 19.95 % to 95 % for € 35 m, and the company's name was changed to Bank Austria Creditanstalt ImmoTrust GmbH, Vienna.

Effect of changes in the group of consolidated companies in 2003

Assets € m	Consolidated balance sheet at 31 Dec. 2002	Disposals of consolidated subsidiaries as at 30 Sept. 2003	Acquisitions of consolidated subsidiaries as at 1 Jan. 2003	Acquisitions of consolidated subsidiaries as at 1 July 2003
Cash and balances with central banks	1,824	0	109	0
Trading assets	18,954	0	126	0
Loans and advances to, and placements with, banks	29,558	0	21	5
Loans and advances to customers	76,354	−923	939	187
– Loan loss provisions	−3,622	5	−18	−3
Investments	17,976	−2	1	0
Property and equipment	1,177	−16	35	1
Intangible assets	1,162	0	2	0
Other assets	4,586	−15	22	5
TOTAL ASSETS	**147,968**	**−950**	**1,237**	**195**

Liabilities and shareholders' equity € m	Consolidated balance sheet at 31 Dec. 2002	Disposals of consolidated subsidiaries as at 30 Sept. 2003	Acquisitions of consolidated subsidiaries as at 1 Jan. 2003	Acquisitions of consolidated subsidiaries as at 1 July 2003
Amounts owed to banks	41,033	−901	712	148
Amounts owed to customers	56,562	0	356	24
Liabilities evidenced by certificates	19,992	0	3	0
Trading liabilities	10,504	0	0	0
Provisions	3,490	−5	5	7
Other liabilities	4,673	−20	46	8
Subordinated capital	6,455	0	0	0
Minority interests	650	−0	0	0
Shareholders' equity	4,610	−25	115	8
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**147,968**	**−950**	**1,237**	**195**

As mentioned before, the acquisitions relate to CB Biochim AD and the leasing companies, the disposal relates to BA/CA Asset Finance Limited.

In May 2003, Bank Austria Creditanstalt received a 49 % interest in A & B Banken-Holding GmbH, Vienna, by way of conversion of its profit and liquidation-sharing right. This interest is accounted for under the equity method and is included in the balance sheet item Investments. A & B Banken-Holding GmbH is a holding company for several minority interests including those in three Austrian regional banks (37.5 % in Bank für Tirol und Vorarlberg Aktiengesellschaft, Innsbruck, 28 % in Bank für Kärnten und Steiermark Aktiengesellschaft, Klagenfurt, and 29.4 % in Oberbank AG, Linz).

Interests in CA Versicherung AG, Vienna, and in Union Versicherungs-Aktiengesellschaft, Vienna, which were previously accounted for under the equity method, were sold except for a 10 % interest in each of the two companies. These equity interests continue to be included in the balance sheet item Investments.

(3) Summary of significant accounting principles

Unless indicated otherwise, all figures are in millions of euros (€).

Pursuant to Section 59a of the Austrian Banking Act, the 2003 consolidated financial statements of Bank Austria Creditanstalt have been prepared in accordance with International Financial Reporting Standards (IFRSs) published by the International Accounting Standards Board (IASB) and in accordance with the interpretations of the International Financial Reporting Interpretations Committee (IFRIC/SIC) applicable at the balance sheet date. All IASs published by the IASB in the International Financial Reporting Standards 2003 as International Accounting Standards applicable to financial statements for 2003 have been applied. The comparative figures for the previous year are also based on these standards.

Material differences between IFRSs (previously: IASs) and Austrian generally accepted accounting principles are explained in note 50.

Spot purchases and sales of financial assets are recognised on the trade date.

Consolidation methods

All companies that are material and are directly or indirectly controlled by Bank Austria Creditanstalt have been consolidated in the consolidated financial statements. In this context, uniform Group-wide criteria (primarily total assets and results of operations) are applied in determining materiality; these criteria relate to the effect of inclusion or non-inclusion of a subsidiary in the presentation of the Group's financial position and the results of its operations. The consolidated financial statements of Bank Austria Creditanstalt presented in accordance with IFRS/IAS are based on the separate financial statements of all consolidated companies.

Material investments in associated financial companies, i.e., companies which are neither indirectly nor directly controlled by Bank Austria Creditanstalt but in which it can exercise a significant influence, are accounted for using the equity method.

Shares in all other companies are classified as investments available for sale and recognised at their fair values, to the extent that fair value is reliably measurable. Changes in value are directly recognised in equity. In the case of an impairment within the meaning of IAS 39.109, a loss is recorded which is reversed when the circumstances that led to such impairment cease to exist.

The method of inclusion in the consolidated financial statements can be derived from the list of selected subsidiaries and equity interests displayed in note 38.

Business combinations

When a subsidiary is acquired, its assets and liabilities measured at their fair values are offset against the cost of acquisition. The difference between the cost of acquisition and the fair value of net assets is recognised in the balance sheet as goodwill and amortised over its estimated useful life on a straight-line basis over a period of 20 (in some cases, 15) years.

As at the date of acquisition, shareholders' equity of foreign subsidiaries is translated into euros. Gains and losses arising on the foreign currency translation of shareholders' equity of foreign subsidiaries are recorded directly in retained earnings as at the subsequent balance sheet dates. The effect is shown in the statement of changes in shareholders' equity of the Group.

Goodwill arising on acquisitions of subsidiaries and other equity interests before 1 January 1995 has been offset against retained earnings.

When a subsidiary is acquired, the calculation of minority interests is based on the fair values of assets and liabilities.

Consolidation procedures

Intragroup receivables, liabilities, expenses and income are eliminated unless they are of minor significance. Intragroup profits are also eliminated.

Foreign currency translation

Foreign currency translation is performed in accordance with IAS 21. Monetary assets and liabilities denominated in currencies other than the euro are translated into euros at market exchange rates prevailing at the balance sheet date. Forward foreign exchange transactions not yet settled are translated at the forward rate prevailing at the balance sheet date.

Balance sheet items and expenses and income of those subsidiaries whose financial statements are prepared in a currency other than the euro have been translated at market exchange rates prevailing at the balance sheet date. Gains and losses arising on foreign currency translation are included in retained earnings.

Cash and cash equivalents

The amount of cash and cash equivalents stated in the cash flow statement is equal to the balance sheet item Cash and balances with central banks.

Trading assets

Trading assets – securities held for trading and positive market values of derivative financial instruments – are recognised at their fair values. To determine fair values, market prices and quotes via Bloomberg, Reuters, Telerate, etc. are used. Where such prices or quotes are not available, values based on present value calculations or option pricing models are applied. Changes in the fair values of trading assets (including trading derivatives) are recognised in net income.

Offsetting is performed only to the extent that there is an enforceable right to set-off and this reflects the actually expected future cash flows from the transaction.

Derivatives

Financial derivatives are recognised in the balance sheet at their fair values. Changes in fair value are included in net income. Exceptions are those derivatives which are designated as cash flow hedges. Bank Austria Creditanstalt accounts for hedging relationships between financial instruments in the ways set out in IAS 39: as cash flow hedges or as fair value hedges. Financial derivatives which are embedded in other financial instruments and are required to be separated from the host contracts are recognised accordingly.

A fair value hedge – a hedge of the exposure to changes in fair value of a recognised asset or liability – is used by Bank Austria Creditanstalt especially for its own issues. Changes in the fair values of derivatives designated as hedging instruments are included in net income. The carrying amounts of hedged items are adjusted for gains or losses, and these adjustments are also recognised in net income, to the extent that the gains or losses are attributable to the hedged risk.

Derivatives designated as hedges of interest rate risk within the framework of Bank Austria Creditanstalt's asset-liability management activities are accounted for as cash flow hedges. For the purpose of cash flow hedge accounting, variable-rate interest payments on variable-rate assets and liabilities are swapped for fixed-rate interest payments primarily by means of interest rate swaps. The effective part of changes in the fair values of derivatives designated as hedging instruments is recognised in a separate component of shareholders' equity (cash flow hedge reserve) with no effect on net income. The cash flow hedge reserve will be released through the income statement in those periods in which the cash flows from the hedged items are recognised in net income for the period.

Loans and advances

Loans and advances originated by Bank Austria Creditanstalt are carried in the balance sheet at amortised cost, before deduction of provisions, including accrued interest. Interest is accrued only to the extent that interest is expected to be received. Amounts of premiums or discounts are accounted for at amortised cost.

Leasing

The classification of leases is based on the extent to which risks and rewards incident to ownership of a leased asset lie with the lessor or the lessee.

Accounting for leases as lessor: assets held under a finance lease (which transfers to the lessee substantially all the risks and rewards incident to ownership) are accounted for as receivables, stated as loans and advances at amounts equal to the net investment. The recognition of interest income reflects a constant periodic rate of return on the net investment outstanding.

In the case of operating leases, the risks and rewards incident to ownership are not transferred. The relevant assets are included in property and equipment and measured according to the principles applied to such items. Lease income is recognised on a straight-line basis over the term of the agreement. Bank Austria Creditanstalt is mainly active as a lessor under finance leases.

Accounting for leases as lessee: in the case of a finance lease, the leased asset is recognised in property and equipment, and the obligation as a liability. The leased asset and the obligation are stated at amounts equal at the inception of the lease to the fair value of the leased asset or, if lower, at the present value of the minimum lease payments. The interest rate implicit in the lease is used for calculating the present value of the minimum lease payments.

Lease payments are apportioned between the interest expense and the reduction of the outstanding liability. Lease payments under operating leases are recognised as rent expenses. Contracts under which Bank Austria Creditanstalt is the lessee are of relatively small significance.

Loan loss provisions

Loan loss provisions show the total amount of provisions made for losses on loans and advances in the form of specific provisions (including flat-rate specific provisions, i.e., provisions for small loans evaluated according to customer-specific criteria). Loan loss provisions are made on the basis of estimates of future loan losses and interest rebates. Provisions for contingent liabilities are recognised in provisions on the liabilities side.

Investments

Held-to-maturity investments are carried at amortised cost. Cost is amortised to the repayable amount until maturity. A held-to-maturity investment is impaired within the meaning of IAS 39.109 if its carrying amount is greater than its estimated recoverable amount. Such an impairment is recognised in net income.

Available-for-sale financial assets are a separate category of financial instruments. To determine fair values, market prices are used; in the case of profit and liquidation-sharing rights, the market prices used are those of the companies concerned. If such prices are not available, the present value is calculated by discounting future cash flows, using the current swap interest rate curve for the respective currency. Changes in fair values resulting from remeasurement are recognised in a component of equity (available-for-sale reserve) with no effect on net income until such asset is disposed of. Any impairment is recognised in net income. Shares in companies which are neither consolidated nor accounted for under the equity method are classified as available for sale.

Land and buildings held as investment property to earn rental income and/or for capital appreciation are classified as investments and recognised at amortised cost. Rental income from investments is included in net interest income, as is interest paid on related funding. As a rule, buildings are depreciated over a period of 50 years.

Property and equipment, intangible assets

Property and equipment as well as intangible assets are carried at cost less depreciation and/or amortisation.

Assets are depreciated on a straight-line basis over their estimated useful lives. At Bank Austria Creditanstalt, depreciation and amortisation is calculated on the basis of the following average useful lives of property and equipment and intangible assets:

- buildings used for banking operations: 25–50 years
- office furniture and equipment: 4–15 years
- software: 4–6 years
- goodwill: 15–20 years

Any impairments are recognised in income. When the circumstances that led to such an impairment cease to exist, a reversal of the impairment loss is made.

Other assets

The principal components of this item are receivables not relating to the banking business (mainly accounts receivable from deliveries of goods and the performance of services), tax claims, positive market values of derivative financial instruments not included in the trading book (exclusively held for hedging purposes), and deferred tax assets.

Deferred taxes

Taxes on income are recognised and calculated in accordance with IAS 12 under the balance sheet liability method. At any taxable entity, the calculation is based on the tax rates that are expected to apply to the period in which the deferred tax asset or liability will reverse.

Deferred tax assets and liabilities are calculated on the basis of the difference between the carrying amount of an asset or a liability recognised in the balance sheet and its respective tax base. This difference is expected to increase or decrease the income tax charge in the future (temporary differences). Deferred tax assets are recognised for tax losses carried forward if it is probable that future taxable profits will be available at the same taxable entity. Deferred tax assets and liabilities are not discounted.

The tax expense included in the determination of net income is recognised in the item Taxes on income in the consolidated income statement. Taxes other than those on income are included in the item Balance of other operating income and expenses.

Trading liabilities

This item includes negative fair values of derivative financial instruments held in the trading portfolio. To determine fair values, market prices and quotes via Bloomberg, Reuters, Telerate, etc. are used. Where such prices or quotes are not available, values based on present value calculations or option pricing models are applied. Changes in the fair values of trading liabilities (including trading derivatives) are recognised in net income.

Liabilities

All liabilities other than trading liabilities are as a rule carried at amortised cost.

In the case of liabilities evidenced by certificates, any difference between the issue price and the amount repayable is amortised over the period to maturity.

The dividend proposed at the Annual General Meeting is not included in the liabilities.

Provisions

A provision is recognised only if there is a legal or constructive obligation towards third parties outside the Group and a reliable estimate can be made of the amount of the obligation.

Provisions for post-employment benefits (severance payments and retirement benefits)

Provisions for post-employment benefits are recognised using the projected unit credit method in accordance with IAS 19.

Under a commitment to provide defined benefits, Bank Austria Creditanstalt continues to recognise a pension provision for the entitlements of employees who retired before the pension reform as at 31 December 1999 became effective, and – as a special feature of Bank Austria Creditanstalt AG's staff regulations – for the future benefits, equivalent to those under mandatory insurance, earned by active employees for whom Bank Austria Creditanstalt AG has assumed the obligations of the mandatory pension insurance scheme pursuant to Section 5 of the Austrian General Social Insurance Act (ASVG). Disability risk, less reimbursement from the pension funds, is covered by the provision.

The present value of pension obligations is determined with due regard to internal service regulations, on the basis of the following actuarial assumptions:

- discount rate: 5.5 %
- salary increases under collective bargaining agreements: 1.75 % p.a.
- career trends including regular salary increases under Bank Austria Creditanstalt's remuneration system: 2.15 % – 2.4 % p.a.
- AVÖ 1999-P statistical tables (most recent life-expectancy tables for salaried staff)

The 0.5 % reduction of the discount rate compared with the previous year reflects interest rate movements. As inflation declined, the rate for salary increases under collective bargaining agreements was reduced by 0.25 %.

In the context of provisions for severance payments and pensions, actuarial losses up to a limit of 10 % of the present value ("corridor") are not recognised in net income.

No provisions are made for defined-contribution plans. Payments agreed to be made to a pension fund for defined-contribution plans are recognised as an expense. There are no further obligations.

Minority interests

The amount of minority interests is calculated in proportion to the interests of minority shareholders in the net assets of subsidiaries.

Shareholders' equity

Shareholders' equity is composed of paid-in capital, i.e., capital made available to the company by shareholders (subscribed capital plus capital reserves), and earned capital (retained earnings, foreign currency translation reserves, IAS 39 reserves, profit carried forward from the previous year, and net income). The IAS 39 reserves include gains and losses on available-for-sale financial assets (available-for-sale reserve), which are not recognised in net income, and those components of hedge accounting in accordance with IAS 39 which are not included in net income (cash flow hedge reserve), after adjustment for deferred taxes.

Other liabilities

This item includes in particular liabilities not relating to the banking business (mainly accounts payable for deliveries of goods and the performance of services), tax liabilities, negative fair values of derivative financial instruments which are not part of the trading book (exclusively used for hedging purposes) and other accruals.

Net interest income

Interest income is accrued and recognised as long as such income is expected to be recoverable. Income mainly received as payment for the use of capital (usually calculated, like interest, on the basis of a specific term or on the amount receivable) is included in income similar to interest. Income from equity interests and from property rented to third parties is also included in this item.

The same principles apply analogously to the recognition of interest expenses.

Losses on loans and advances

This item includes additions to provisions for losses on loans and advances, and income from the release of loan loss provisions as well as recoveries of loans and advances previously written off.

Net fee and commission income

Net fee and commission income comprises income from services provided on a fee and commission basis as well as expenses incurred for services provided by third parties and related to the Group's fee-earning business.

Net trading result

In addition to the realised and unrealised results from measuring the trading positions using the mark-to-market method, the net trading result includes accrued interest and funding costs relating to trading assets other than shares, as well as dividend income and funding costs relating to shares held for trading.

Notes to the income statement

(4) Net interest income

€m	2003	2002
Interest income from		
loans and advances and money market transactions	3,771	4,673
bonds and other fixed-income securities	540	793
shares and other variable-yield securities	59	62
subsidiaries	41	47
companies accounted for under the equity method	44	16
other companies in which an equity interest is held	33	21
investment property	27	31
Interest expenses for		
deposits	–1,669	–2,444
liabilities evidenced by certificates	–531	–708
subordinated capital	–262	–338
Results from leasing transactions	123	154
NET INTEREST INCOME	**2,176**	**2,307**

(5) Losses on loans and advances

€m	2003	2002
Allocations to	1,155	1,058
provisions for loans and advances	*1,112*	*1,013*
provisions for contingent liabilities	*43*	*45*
Releases from	–635	–479
provisions for loans and advances	*–496*	*–391*
provisions for contingent liabilities	*–138*	*–88*
Recoveries of loans and advances previously written off	–53	–42
NET CHARGE FOR LOSSES ON LOANS AND ADVANCES	**467**	**537**

The risk/earnings ratio (losses on loans and advances as a percentage of net interest income) fell from 23.3 % to 21.5 %. Details are given in the risk report in note 41 and subsequent notes, in particular note 44.

(6) Net fee and commission income

€m	2003	2002
Securities and custodian business	247	227
Foreign trade / payment transactions	685	665
Lending business	165	146
Other services and advisory business	38	38
NET FEE AND COMMISSION INCOME	**1,134**	**1,076**

Net fee and commission income expressed as a percentage of operating revenues (net interest income, net fee and commission income and net trading result) rose from 29.8 % to 32.1 %.

(7) Net trading result

€ m	2003	2002
Equity-related transactions	88	41
Interest-rate and currency-related transactions	132	190
NET TRADING RESULT	**220**	**231**

(8) General administrative expenses

€ m	2003	2002
Staff costs	1,416	1,406
Wages and salaries	*957*	*950*
Social-security contributions	*233*	*210*
Expenses for retirement benefits and other benefits	*226*	*246*
Other administrative expenses	838	870
Depreciation and amortisation	225	227
on property and equipment	*128*	*143*
on intangible assets excluding goodwill	*97*	*84*
GENERAL ADMINISTRATIVE EXPENSES	**2,479**	**2,503**

Amortisation of goodwill stated as intangible assets is reflected in the item Amortisation of goodwill (see note 11).

(9) Balance of other operating income and expenses

€ m	2003	2002
Other operating income	175	168
Other operating expenses	−157	−169
BALANCE OF OTHER OPERATING INCOME AND EXPENSES	**18**	**−1**

In 2003, the balance of other operating income and expenses included gains of € 49 m on the sale of Bank Austria Creditanstalt's interest in BA/CA Asset Finance Limited, Glasgow, and on the sale of a large part of Bank Austria Creditanstalt's interest in CA Versicherung AG, Vienna (see note 2). In the previous year this item included gains of € 47 m on sales of consolidated subsidiaries.

(10) Net income from investments

Included in net income from investments are gains of € 77 m on sales of equity interests (including those in Union Versicherungs-Aktiengesellschaft, Banca Intesa and Generali Holding AG). In the previous year this item included gains of € 83 m on sales of equity interests.

(11) Amortisation of goodwill

Amortisation of goodwill amounted to € 67 m (2002: € 88 m).

(12) Taxes on income

€ m	2003	2002
Current taxes	89	103
Deferred taxes	66	8
TAXES ON INCOME	**155**	**111**

€ m	2003	2002
Net income before taxes	648	504
Applicable tax rate	34 %	34 %
Computed income tax expense	220	171
Tax effects		
from previous years and changes in tax rates	−32	−18
from foreign income	−23	−10
from tax-exempt income	−78	−107
from non-deductible expenses	44	36
from value adjustments and non-recognition of deferred taxes	7	26
from amortisation of goodwill	23	30
other tax effects	−6	−17
REPORTED TAXES ON INCOME	**155**	**111**
Effective tax rate	**23.9 %**	**22.0 %**

(13) Earnings per share

	2003	2002
Number of shares as at 31 December	147,031,740	114,000,000
Average number of shares outstanding	129,850,983	114,000,000
Net income adjusted for minority interests in € m	442	309
Earnings per share in €	3.40	2.71

During the reporting period, no financial instruments were outstanding which could have had a dilutive effect on the ordinary shares. Therefore basic earnings per share equal diluted earnings per share.

Notes to the balance sheet

(14) Cash and balances with central banks

€ m	2003	2002
Cash and balances with central banks	2,154	1,630
Debt instruments issued by public borrowers and bills eligible for discounting at central banks	132	194
Treasury bills and non-interest-bearing Treasury notes as well as similar debt instruments issued by public borrowers	*122*	*179*
Bills of exchange	*10*	*15*
CASH AND BALANCES WITH CENTRAL BANKS	**2,286**	**1,824**

(15) Trading assets

€ m	2003	2002
Bonds and other fixed-income securities	**6,798**	**6,894**
Money market paper	*490*	*850*
Debt securities	*6,149*	*5,579*
issued by public borrowers	*2,466*	*1,505*
issued by other borrowers	*3,683*	*4,074*
Group's own debt securities	*160*	*465*
Shares and other variable-yield securities	**538**	**1,293**
Shares	*132*	*81*
Investment certificates	*29*	*763*
Other	*377*	*449*
Positive market values of derivative financial instruments	**8,783**	**10,750**
Equity derivatives	*64*	*41*
Interest-rate and currency derivatives	*8,719*	*10,709*
Other trading assets	**21**	**17**
TRADING ASSETS	**16,140**	**18,954**

(16) Loans and advances to banks and customers

Loans and advances to, and placements with, banks – breakdown by product

€ m	2003	2002
Loans and advances	8,165	9,615
Money market placements	16,965	19,943
LOANS AND ADVANCES TO, AND PLACEMENTS WITH, BANKS	**25,130**	**29,558**

Loans and advances to, and placements with, banks – breakdown by region

€ m	2003	2002
Austria	3,668	4,841
Abroad	21,462	24,717
Central and Eastern Europe	*6,984*	*7,043*
Other foreign countries	*14,478*	*17,674*
LOANS AND ADVANCES TO, AND PLACEMENTS WITH, BANKS	**25,130**	**29,558**

Loans and advances to, and placements with, banks – breakdown by maturity

€ m	2003	2002
Repayable on demand	2,809	3,689
With a remaining maturity of		
up to 3 months	12,115	11,746
over 3 months up to 1 year	3,283	4,017
over 1 year up to 5 years	3,066	7,014
over 5 years	3,857	3,092
LOANS AND ADVANCES TO, AND PLACEMENTS WITH, BANKS	**25,130**	**29,558**

Loans and advances to customers – breakdown by product

€ m	2003	2002
Loans to local authorities	4,252	4,561
Real estate finance	6,652	5,942
Mortgage loans	*6,480*	*5,765*
Other real estate finance	*172*	*177*
Current account credits	26,574	25,826
Loans	27,555	27,613
Money market placements	1,169	2,660
Other receivables	5,270	6,369
Finance lease receivables	4,524	3,382
LOANS AND ADVANCES TO CUSTOMERS	**75,997**	**76,354**

Loans and advances to customers – breakdown by region

€ m	2003	2002
Austria	50,630	49,836
Abroad	25,367	26,518
Central and Eastern Europe	*16,466*	*14,746*
Other foreign countries	*8,901*	*11,772*
LOANS AND ADVANCES TO CUSTOMERS	**75,997**	**76,354**

Loans and advances to customers – breakdown by maturity

€ m	2003	2002
Repayable on demand	8,103	11,525
With a remaining maturity of		
up to 3 months	7,705	8,941
over 3 months up to 1 year	5,711	5,110
over 1 year up to 5 years	16,010	12,847
over 5 years	38,467	37,932
LOANS AND ADVANCES TO CUSTOMERS	**75,997**	**76,354**

Leasing business

Total gross and net investment

€ m	2003	2002
Total gross investment		
up to 3 months	308	158
up to 1 year	733	338
up to 5 years	1,951	1,273
over 5 years	2,694	2,124
	5,685	**3,894**
Total net investment		
up to 3 months	257	157
up to 1 year	597	325
up to 5 years	1,596	1,111
over 5 years	2,074	1,587
	4,524	**3,180**
Unearned finance income		
up to 3 months	51	1
up to 1 year	136	13
up to 5 years	355	161
over 5 years	620	537
	1,162	**713**
Unguaranteed residual values	**1,013**	**993**
Accumulated provisions*)	**105**	**77**

*) These provisions relate to finance leases, which account for almost all of Bank Austria Creditanstalt's leasing business.

New investments in leasing business developed as follows:

€ m	2003	2002
Austrian leasing business	654	521
Real estate	*257*	*268*
Equipment	*397*	*253*
International leasing business	1,203	28

(17) Loan loss provisions

€ m	for loans and advances to, and placements with, banks		for loans and advances to customers		Total	
	2003	2002	2003	2002	2003	2002
At beginning of reporting year	**94**	**71**	**3,528**	**3,258**	**3,622**	**3,329**
Adjustment not reflected in the income statement under IAS 22.19 for acquisition of Bank BPH				50		50
Allocation	0	39	1,112	974	1,112	1,013
Release	–2	–1	–494	–390	–496	–391
Use	–45	–1	–475	–304	–520	–305
Exchange differences and other adjustments not reflected in the income statement	–13	–14	–215	–59	–228	–74
AT END OF REPORTING YEAR	**34**	**94**	**3,456**	**3,528**	**3,490**	**3,622**

Loan loss provisions – breakdown by region

€ m	2003	2002
Austria	2,580	2,686
Abroad	910	936
Central and Eastern Europe	*907*	*931*
Other foreign countries	*3*	*5*
LOAN LOSS PROVISIONS	**3,490**	**3,622**

(18) Investments

€ m	Acquisition cost 1 Jan. 2003	Accumulated write-ups/write-downs 1 Jan. 2003	Carrying amount 1 Jan. 2003	Carrying amount 31 Dec. 2003	Total change 2003
Held-to-maturity investments – debt securities	**7,361**	**–20**	**7,341**	**6,858**	**–483**
Available-for-sale investments	**10,403**	**–523**	**9,880**	**7,952**	**–1,928**
Shares in unconsolidated subsidiaries	1,535	–301	1,234	762	–472
Shares in other companies	2,596	–218	2,378	728	–1,650
Other fixed-income securities	3,132	0	3,132	2,537	–595
Shares and other variable-yield securities	3,140	–4	3,136	3,925	789
Securities held as short-term investments	*1,445*	*0*	*1,445*	*2,202*	*757*
Securities held as long-term investments	*1,695*	*–4*	*1,691*	*1,724*	*32*
Investments in companies accounted for under the equity method	**288**	**37**	**325**	**718**	**393**
Investment property	**599**	**–168**	**431**	**383**	**–48**
INVESTMENTS			**17,976**	**15,910**	**–2,066**

Movements in investments

€m	Changes resulting from foreign currency translation	Changes in group of consolidated companies	Additions	Disposals	Changes in measurement reflected in net income	Changes in measurement under IAS 39 recognised directly in equity	Total changes
Held-to-maturity investments – debt securities	–110	–0	1,877	–2,243	–7	0	–483
Available-for-sale investments	–261	1	1,633	–3,429	–27	155	–1,928
Shares in unconsolidated subsidiaries	–21	0	101	–542	–6	–6	–472
Shares in other companies	–235	–0	210	–1,694	–19	89	–1,650
Other fixed-income securities	0	0	0	–595	0	0	–595
Shares and other variable-yield securities	–5	1	846	–122	–2	72	789
Securities held as short-term investments	*0*	*0*	*757*	*0*	*0*	*0*	*757*
Securities held as long-term investments	*–5*	*1*	*89*	*–122*	*–2*	*72*	*32*
Interests in companies accounted for under the equity method	0	0	399	–38	32	0	393
Investment property	–3	–2	21	–35	–29	0	–48
TOTAL CHANGES							–2,066

Almost all of the disposals of held-to-maturity investments relate to redemption upon expiry. For disposals of available-for-sale investments, see also note 10. For changes in interests in companies accounted for under the equity method, see also note 2.

(19) Property and equipment, intangible assets

Property and equipment

€m	2003	2002
Land and buildings used for banking operations	723	742
Other land and buildings	17	18
Other property and equipment	379	418
PROPERTY AND EQUIPMENT	1,120	1,177

Intangible assets

€m	2003	2002
Goodwill	1,015	872
Other intangible assets	273	290
INTANGIBLE ASSETS	1,288	1,162

Movements in property and equipment and in intangible assets

€ m	Carrying amount 31 Dec 2002	Acquisition cost 1 Jan 2003	Accumulated depreciation and amortisation 1 Jan 2003	Changes in group of consolidated companies	Foreign currency translation	Additions	Disposals	Depreciation and amortisation	Carrying amount 31 Dec 2003
Property and equipment	1,161	2,294	−1,133	24	−48	137	−54	−128	1,092
Leased assets	16	17	−1	−7	−1	45	−16	−9	28
Intangible assets	290	556	−266	−3	−8	100	−15	−97	273
Goodwill	872	1,152	−280	−3	−8	227	−6	−67	1,015

For changes in goodwill through acquisitions and disposals, see also note 2.

(20) Other assets

€ m	2003	2002
Tax claims	931	1,168
Current taxes	*109*	*143*
Deferred taxes	*822*	*1,025*
Positive market values of derivative hedging instruments	842	2,470
Other assets	768	885
Prepaid expenses	132	63
OTHER ASSETS	**2,674**	**4,586**

Deferred taxes

€ m	2003	2002
Deferred tax assets	**475**	**678**
relating to		
trading assets / trading liabilities	61	88
loans and advances to banks and customers incl. loan loss provisions	45	85
investments	79	48
property and equipment	3	6
other assets / other liabilities	71	161
amounts owed to banks and customers	5	13
provisions for pensions and severance payments and other provisions	211	252
other balance sheet items	0	25
Deferred tax assets relating to unused tax losses carried forward	**347**	**346**
DEFERRED TAXES	**822**	**1,025**

In 2003, deferred taxes amounting to € 70 m (2002: € 138 m) were recognised directly in equity. Of the total amount, € 46 m (2002: credit of € 2 m) was debited to the available-for-sale reserve and € 116 m (2002: € 136 m) was credited to the cash flow hedge reserve.

As a result of the acquisition of CB Biochim AD, Sofia, changes in exchange rates used for currency translation, and changes in the available-for-sale reserve and the cash flow hedge reserve, part of the change in deferred taxes in 2003 was not reflected in the expense.

The assets include deferred tax assets arising from the carryforward of unused tax losses in the amount of € 347 m (2002: € 346 m). Most of the tax losses carried forward can be carried forward without time restriction.

In respect of tax losses carried forward in the amount of € 910 m (2002: € 841 m), no deferred tax assets were recognised because, from a current perspective, a tax benefit is unlikely to be realised within a reasonable period.

(21) Amounts owed to banks and customers

Amounts owed to banks – breakdown by product

€ m	2003	2002
Repayable on demand	3,642	3,883
With agreed maturity dates or periods of notice		
Loans raised	11,393	10,603
Money market deposits by banks	22,592	21,028
Other amounts owed to banks	1,506	5,519
AMOUNTS OWED TO BANKS	**39,133**	**41,033**

Amounts owed to banks – breakdown by region

€ m	2003	2002
Austria	13,913	13,964
Abroad	25,220	27,069
Central and Eastern Europe	*3,974*	*4,313*
Other foreign countries	*21,246*	*22,756*
AMOUNTS OWED TO BANKS	**39,133**	**41,033**

Amounts owed to banks – breakdown by maturity

€ m	2003	2002
Repayable on demand	3,642	3,883
With a remaining maturity of		
up to 3 months	20,082	22,021
over 3 months up to 1 year	2,277	3,682
over 1 year up to 5 years	3,584	2,925
over 5 years	9,548	8,519
AMOUNTS OWED TO BANKS	**39,133**	**41,033**

Amounts owed to customers – breakdown by product

€ m	2003	2002
Savings deposits	17,638	17,578
Other amounts owed to customers	36,186	38,983
AMOUNTS OWED TO CUSTOMERS	**53,824**	**56,562**

Amounts owed to customers – breakdown by region

€ m	2003	2002
Austria	34,078	33,829
Abroad	19,746	22,733
Central and Eastern Europe	*14,447*	*15,013*
Other foreign countries	*5,299*	*7,720*
AMOUNTS OWED TO CUSTOMERS	**53,824**	**56,562**

Amounts owed to customers – breakdown by maturity

€ m	2003	2002
Repayable on demand	18,199	16,808
With a remaining maturity of		
up to 3 months	17,299	19,508
over 3 months up to 1 year	5,547	6,499
over 1 year up to 5 years	5,566	5,681
over 5 years	7,213	8,066
AMOUNTS OWED TO CUSTOMERS	**53,824**	**56,562**

(22) Liabilities evidenced by certificates

Liabilities evidenced by certificates – breakdown by product

€ m	2003	2002
Debt securities issued	14,081	14,926
Mortgage bonds and local-authority bonds	*2,390*	*2,559*
Other debt securities issued	*11,691*	*12,367*
Other liabilities evidenced by certificates	3,318	5,066
LIABILITIES EVIDENCED BY CERTIFICATES	**17,399**	**19,992**

Debt securities issued are liabilities evidenced by listed securities. Other liabilities evidenced by certificates are unlisted securities issues of the Bank Austria Creditanstalt Group.

Liabilities evidenced by certificates – breakdown by maturity

€ m	2003	2002
With a remaining maturity of		
up to 3 months	937	2,810
over 3 months up to 1 year	1,927	1,645
over 1 year up to 5 years	8,645	9,306
over 5 years	5,891	6,231
LIABILITIES EVIDENCED BY CERTIFICATES	**17,399**	**19,992**

(23) Trading liabilities

€ m	2003	2002
Negative fair values of derivative financial instruments	8,122	10,336
Equity derivatives	56	34
Interest-rate and currency derivatives	8,066	10,301
Other trading liabilities	438	169
TRADING LIABILITIES	**8,560**	**10,504**

(24) Provisions

€ m	2003	2002
Provisions for retirement benefits and similar obligations	2,625	2,609
Provisions for taxes	494	588
Current taxes	*39*	*78*
Deferred taxes	*455*	*510*
Provisions for restructuring costs	0	2
Provisions for contingent liabilities	117	100
Other provisions for impending losses	187	191
PROVISIONS	**3,422**	**3,490**

Movements in provisions for restructuring costs and for contingent liabilities as well as other provisions

€ m	Provisions for restructuring costs	Provisions for contingent liabilities	Other provisions
As at 1 January 2003	**2**	**100**	**191**
Changes in group of consolidated companies	–	1	–1
Changes resulting from currency translation	–	–6	–3
Additions to provisions	–	43	57
Transfers	–2	119	44
Use	–	–1	–61
Release	–	–138	–41
As at 31 December 2003	**–**	**117**	**187**

Movements in provisions for retirement benefits and similar obligations

€ m	2003	2002
Provision as at 1 January	2,609	2,564
+/– change in group of consolidated companies	–	–3
+ transfers from other provisions	4	16
+ interest cost	162	154
+ current service cost	35	28
+ past service cost / early retirement	–	42
– pension payments in the reporting year	–187	–190
+/– other changes	2	–
PROVISION AS AT 31 DECEMBER	**2,625**	**2,609**

Actuarial losses amounted to € 229 m (2002: € 108 m). The permitted corridor was not exceeded.

Deferred tax liabilities

€ m	2003	2002
Relating to:		
loans and advances to banks and customers incl. loan loss provisions	16	22
trading assets / trading liabilities	58	125
property and equipment	35	38
investments	311	296
other assets / other liabilities	26	18
amounts owed to banks and customers	2	7
liabilities evidenced by certificates	5	3
other balance sheet items	2	1
DEFERRED TAX LIABILITIES	**455**	**510**

(25) Other liabilities

€ m	2003	2002
Negative market values of derivative hedging instruments	1,884	3,082
Other amounts payable	1,130	1,478
Deferred income	104	112
OTHER LIABILITIES	**3,118**	**4,673**

(26) Subordinated capital

€ m	2003	2002
Subordinated liabilities	4,259	5,207
Supplementary capital	1,160	1,247
SUBORDINATED CAPITAL	**5,419**	**6,455**

Subordinated capital – breakdown by maturity

€ m	2003	2002
With a remaining maturity of		
up to 3 months	106	–
over 3 months up to 1 year	198	635
over 1 year up to 5 years	418	554
over 5 years	4,698	5,266
SUBORDINATED CAPITAL	**5,419**	**6,455**

(27) Shareholders' equity

As at 1 January 2003, the share capital of Bank Austria Creditanstalt AG was divided into 113,989,900 no-par value bearer shares and 10,100 registered shares.

In the reporting year, Bank Austria Creditanstalt AG carried out a capital increase through the issuance of 33,031,740 no-par value bearer shares entitled to a dividend as from 1 January 2003. The capital increase was registered in the Austrian Register of Companies on 9 July 2003 (see also note 1).

As at 31 December 2003, the share capital of Bank Austria Creditanstalt AG was thus divided into 147,021,640 no-par value bearer shares and 10,100 registered shares.

As part of the bank's securities business with its customers, Bank Austria Creditanstalt acquired 55,072,438 bearer shares in Bank Austria Creditanstalt AG at the average price of € 29.85 and sold 55,144,961 shares at the average price of € 29.89. In addition, securities lending transactions were concluded for short sales. Bank Austria Creditanstalt did not hold any of its own shares on 1 January 2003 and at the end of 2003.

The holders of registered shares in Bank Austria Creditanstalt AG must be present at Annual General Meetings for the effective adoption of resolutions approving spin-offs and specific mergers or specific changes in the company's bye-laws (see article 20 of the bye-laws).

Additional IFRS/IAS disclosures

(28) Fair values

The following table shows the fair values of balance sheet items and related off-balance sheet transactions. Loans and advances to, and placements with, banks as well as loans and advances to customers are stated after deduction of loan loss provisions. The fair values indicated in the table are the amounts for which the financial instruments could have been exchanged between knowledgeable, willing parties in an arm's length transaction at the balance sheet date. To the extent that market prices were available from exchanges or other efficient markets, these were stated as fair values. For the other financial instruments, internal valuation models were used, in particular the present value method (discounting future cash flows on the basis of current yield curves). For fixed-rate loans and advances to, and amounts owed to, banks and customers with a remaining maturity of, or regular interest rate adjustment within a period of, less than one year, amortised cost was stated as fair value. Investments in listed companies are included in the fair value of investments at their market values as at the balance sheet date. For investments in unlisted companies, the carrying amount was stated as fair value.

Fair values

€ m	2003		2002		Difference between fair value and carrying amount in 2003	Difference between fair value and carrying amount in 2002
	Fair value	Carrying amount	Fair value	Carrying amount		
Loans and advances to, and placements with, banks	25,212	25,096	29,626	29,464	+116	+162
Loans and advances to customers	73,283	72,540	73,776	72,825	+743	+951
Investments	16,130	15,910	18,249	17,976	+220	+273
					+1,079	**+1,386**
Amounts owed to banks	39,225	39,133	41,196	41,033	+92	+163
Amounts owed to customers	53,950	53,824	56,761	56,562	+126	+199
Liabilities evidenced by certificates	17,491	17,399	20,085	19,992	+92	+93
Subordinated capital	5,514	5,419	6,564	6,455	+95	+109
					+405	**+564**
BALANCE					**+674**	**+822**

fair value higher than carrying amount (+)
fair value lower than carrying amount (–)

The difference between carrying amounts and fair values of investment property was about € 32 m.

(29) Related party disclosures

a) Information on members of the Managing Board, the Supervisory Board and the Employees' Council of Bank Austria Creditanstalt AG

Expenses for severance payments and pensions

In the reporting year, allocations and payments for members of the Managing Board, senior executives and their surviving dependants totalled € 16.0 m (2002: € 11.6 m); allocations and payments for other employees and their surviving dependants amounted to € 279.0 m (2002: € 347.4 m).

In addition, contributions to pension funds for active Managing Board members amounted to € 0.4 m (2002: € 0.4 m) and for former Managing Board members € 0.2 m (2002: € 4.5 m).

Emoluments of members of Bank Austria Creditanstalt AG's Managing Board and Supervisory Board

The emoluments of the Managing Board members active in the 2003 business year – excluding payments into pension funds – totalled € 7.8 m (2002: € 7.7 m), of which € 4.6 m related to variable salary components. No emoluments were paid for activities on behalf of subsidiaries (2002: € 0.0 m).

Payments to former members of the Managing Board and their surviving dependants – excluding payments into pension funds – totalled € 12.5 m (2002: € 9.5 m). Emoluments for activities on behalf of subsidiaries amounted to € 0.4 m (2002: € 0.5 m).

The emoluments of the Supervisory Board members active in the 2003 business year totalled € 0.3 m (2002: € 0.3 m) for Bank Austria Creditanstalt AG. In 2003 and 2002, no emoluments were paid for activities on behalf of subsidiaries.

Loans and advances to members of the Managing Board and of the Supervisory Board of Bank Austria Creditanstalt AG

Advances granted to members of the Managing Board amounted to € 0.1 m as in the previous year. Loans to Managing Board members amounted to € 0.1 m (2002: none). Loans to members of the Supervisory Board amounted to € 0.8 m (2002: € 0.7 m). Advances granted to Supervisory Board members totalled € 0.6 m. Repayments during the business year totalled € 0.1 m (2002: € 0.1 m).

Loans to the Supervisory Board include those made to members of the Employees' Council who are members of the Supervisory Board. The maturities of the loans range from five to fifteen years. The rate of interest payable on these loans is the rate charged to employees of Bank Austria Creditanstalt.

b) Relationships with the parent company, unconsolidated subsidiaries and other companies in which an equity interest is held

Bayerische Hypo- und Vereinsbank AG, Munich (HVB)

Until the capital increase at Bank Austria Creditanstalt AG (BA-CA AG) in 2003, HVB held 99.99 % of the shares in BA-CA AG. As a result of the 2003 capital increase, HVB's interest declined to 77.5 %.

Pursuant to the "Bank of the Regions" agreement, Bank Austria Creditanstalt has been entrusted with managing the business operations of HVB Group in Austria and in the countries of Central and Eastern Europe (excluding the Baltic countries, Ukraine and Russia). HVB is responsible for business units in the rest of the world.

A company of HVB Group has provided a capital guarantee for alternative investments which totalled US$ 674.8 m as at 31 December 2003 and are managed by Bank Austria Cayman Islands.

Gerhard Randa, Chairman of the Managing Board of BA-CA AG until 31 March 2003 and from that time Chairman of the Supervisory Board of BA-CA AG, is also a member of the Board of Managing Directors of HVB.

The following table shows the amounts of Bank Austria Creditanstalt's loans and advances to, and amounts owed to, the parent company, unconsolidated subsidiaries and other companies in which Bank Austria Creditanstalt holds an equity interest. Business relations with these companies are maintained on market terms.

Loans and advances to the parent company, subsidiaries and other companies in which an equity interest is held

€ m	Parent company and subsidiaries		Other companies in which an equity interest is held	
	2003	2002	2003	2002
Loans and advances to, and placements with, banks	4,175	5,334	1,321	2,410
Loans and advances to customers	1,245	1,499	1,428	1,673
Loan loss provisions	–	–	–	–
Trading assets	96	21	46	371
Investments	113	107	122	245
LOANS AND ADVANCES	**5,629**	**6,961**	**2,917**	**4,699**

The figures published in the notes to the 2002 consolidated financial statements for loans and advances to unconsolidated subsidiaries in the lines "loans and advances to, and placements with, banks" and "loans and advances to customers" were restated to reflect loans and advances to HVB Group.

Amounts owed to the parent company, subsidiaries and other companies in which an equity interest is held

€ m	Parent company and subsidiaries		Other companies in which an equity interest is held	
	2003	2002	2003	2002
Amounts owed to banks	5,041	3,679	11,267	10,645
Amounts owed to customers	306	160	243	444
Liabilities evidenced by certificates	8	0	0	0
Subordinated capital	145	12	0	0
AMOUNTS OWED	**5,499**	**3,851**	**11,511**	**11,089**

The figures published in the notes to the 2002 consolidated financial statements for amounts owed to unconsolidated subsidiaries in the lines "amounts owed to banks" and "amounts owed to customers" were restated to reflect amounts owed to HVB Group.

c) Other information on related party relationships

Privatstiftung zur Verwaltung von Anteilsrechten (the "Private Foundation"; until 18 April 2001, "Anteilsverwaltung-Zentralsparkasse")

The Private Foundation is a contracting party to the "Bank of the Regions" agreement and holds (via a German company controlled through a subsidiary) 5 % of the shares in HVB. A syndicate agreement has been concluded between the Private Foundation and Bayerische Hypo- und Vereinsbank AG, Munich.

The board of trustees of the Private Foundation has 14 members. Until 31 March 2003, three members of the Managing Board and five members of the Supervisory Board of BA-CA AG were members of the board of trustees of the Private Foundation. From 1 April 2003, two members of the Managing Board and six members of the Supervisory Board of BA-CA AG were members of the board of trustees of the Private Foundation. Since 27 January 2004, no member of the Managing Board of BA-CA AG has been a member of the board of trustees.

In the reporting year, a profit and liquidation-sharing right in the Private Foundation's subsidiary A&B Banken-Holding was converted into a minority interest in A&B Banken-Holding (pro-rata value of the minority interest: € 406.6 m) with no effect on net income (see note 2). This minority interest is now accounted for under the equity method.

The Municipality of Vienna has provided, through "Privatstiftung zur Verwaltung von Anteilsrechten", a deficiency guarantee for all outstanding liabilities, and obligations to pay future benefits, of Bank Austria Creditanstalt AG which were entered into by Bank Austria AG, the bank's legal predecessor, until 31 December 2001.

B & C Privatstiftung

The board of trustees of this foundation has three members. One of them was a member of the Managing Board of BA-CA AG until 31 March 2003, and has been a member of the Supervisory Board of BA-CA AG since then.

Immobilien Privatstiftung

The board of trustees of this foundation has three members. One of them was a member of the Managing Board of BA-CA AG until 31 March 2003, and has been a member of the Supervisory Board of BA-CA AG since then.

All related party transactions were banking transactions on market terms.

(30) Segment reporting

The primary segment reporting format is based on the internal reporting structure of business segments, which reflects management responsibilities in the Bank Austria Creditanstalt Group in 2003. The corporate divisions are presented as independent units with their own capital resources and are responsible for their own results.

The definition of business segments is primarily based on service responsibility for customers.

The internal reporting structure in the Bank Austria Creditanstalt Group comprises the following business segments:

Private Customers Austria

Responsibility for the Private Customers Austria business segment covers the retail banking activities of Bank Austria Creditanstalt AG, and the activities of Schoellerbank AG, BANK-*PRIVAT AG*, the fund management activities and the credit card business.

Corporate Customers Austria

The Corporate Customers Austria business segment essentially includes the corporate banking business and real estate financing activities of Bank Austria Creditanstalt AG, the activities of BA-CA Wohnbaubank AG, Bank Austria Creditanstalt ImmoTrust GmbH and the leasing business of the Bank Austria Creditanstalt Leasing Group.

International Markets

International Markets essentially comprises the treasury activities of Bank Austria Creditanstalt AG.

CEE

The CEE business segment includes the commercial banking units of the Bank Austria Creditanstalt Group in Central and Eastern Europe.

Corporate Center

"Corporate Center" covers all equity interests that are not assigned to other segments. Also included are inter-segment eliminations and other items which cannot be assigned to other business segments.

Methods

Net interest income is split up according to the market interest rate method. Costs are allocated to the individual business segments from which they arise.

Amortisation of goodwill arising on acquisitions is also assigned to the individual business segments.

Capital allocation is based on Austrian supervisory guidelines. Capital allocated to the business segments amounts to 6.2 % of the risk positions (credit and market risk equivalent).

An interest rate of 6.5 % which represents the long-term average return on risk-free investments in the capital market, as determined by empirical surveys, is applied to allocated capital on a uniform Group-wide basis, and the notional income from investment of capital is included in net interest income.

The result of each business segment is measured by the net income before taxes earned by the respective segment. In addition to the cost/income ratio, the return on equity is one of the key ratios used for controlling the business segments.

Changes in cost allocation and segment reporting compared with 2002

Changes in cost allocation

An improved cost management system makes it possible to allocate most of the central costs previously included in "Corporate Center" to the respective business segments. Furthermore, interest income relating to pension provisions, which was previously deducted from staff costs in the individual business segments, is allocated to net interest income. As a result, net interest income and general administrative expenses increased by the same amount. Finally, the method of allocating residual costs to the business segments has been changed. Until the end of 2002, residual costs were allocated to the business segments in proportion to other allocated costs. Starting from 2003, residual costs are allocated to each business segment on the basis of the segment result before residual costs.

Changes in the allocation of specific positions to business segments

Until 2003, all components of income that could not be allocated to a specific business segment were included in "Corporate Center" (e.g. Tier 2 costs, funding costs and investment income not allocated to any business segment). From 2003 onwards, almost all such costs and income are allocated to the respective business segment (Tier 2 costs proportionately to allocated risk assets; interest income and interest expenses on the basis of operating revenues).

Changes in allocation of equity interests

With effect from 1 January 2003, specific equity interests were allocated from "Corporate Center" to the business segment with which they have the closest business relations.

As a result of changes in responsibilities at Managing Board level, most recently with effect from 1 April 2003, segment reporting has been adjusted to the new responsibilities at Managing Board level. This has led to a reduction of the number of business segments: the previous "Real Estate Finance and Real Estate Customers" segment has been integrated into the "Corporate Customers Austria" segment, the equity interest in Bank Austria Cayman Islands Ltd. previously included in the "Asset Management" segment has been allocated to "Corporate Center", the remaining part of the previous segment "Asset Management" has been allocated to the "Private Customers Austria" segment.

The above changes in cost allocation and segment reporting are the reason why segment reporting for 2002 as contained in the Annual Report 2002 is not fully comparable with segment reporting for 2003. Therefore segment reporting for 2002 has been adjusted to the new structure to enable readers to compare figures for the two periods.

Income statement, key figures

€ m		Private Customers Austria	Corporate Customers Austria	Central and Eastern Europe	International Markets	Corporate Center	Bank Austria Creditanstalt Group
Net interest income	2003	765	777	530	101	3	2,176
	2002	803	715	640	127	22	2,307
Losses on loans and advances	2003	–139	–228	–90	0	–10	–467
	2002	–97	–318	–101	–7	–14	–537
Net fee and commission income	2003	498	275	353	15	–7	1,134
	2002	480	278	328	8	–18	1,076
Net trading result	2003	6	33	66	61	54	220
	2002	0	3	27	132	69	231
General administrative expenses	2003	–1,033	–613	–690	–125	–18	–2,479
	2002	–1,054	–527	–718	–165	–39	–2,503
Balance of other operating income and expenses	2003	35	–6	6	–12	–5	18
	2002	19	9	–6	–3	–21	–1
Operating profit	**2003**	**131**	**238**	**175**	**40**	**18**	**602**
	2002	**151**	**159**	**171**	**92**	**–1**	**572**
Net income from investments	2003	48	5	20	34	12	120
	2002	5	29	23	–2	–27	28
Amortisation of goodwill	2003	–5	–3	–42	–7	–10	–67
	2002	–8	–4	–44	–27	–5	–88
Balance of other income and expenses	2003	0	–5	–2	0	0	–8
	2002	0	–1	–1	0	–6	–8
Net income before taxes	**2003**	**175**	**235**	**151**	**67**	**20**	**648**
	2002	**148**	**182**	**148**	**64**	**–38**	**504**
Credit and market risk equivalent (average)	2003	11,908	32,641	14,034	3,076	6,004	67,664
	2002	11,933	35,315	13,100	4,309	6,772	71,429
Equity allocated (average)	2003	738	2,024	870	191	1,233	5,056
	2002	740	2,190	812	267	733	4,742
Return on equity before taxes in %	2003	23.6	11.6	17.3	35.4		12.8
	2002	20.0	8.3	18.3	23.8		10.6
Cost/income ratio in %	2003	79.2	56.8	72.2	76.1		69.9
	2002	80.9	52.5	72.6	62.5		69.3
Risk/earnings ratio in %	2003	18.2	29.3	17.0	0.2		21.5
	2002	12.1	44.5	15.7	5.5		23.3

Balance sheet data by segment (to the extent directly allocable)

€ m		Private Customers Austria	Corporate Customers Austria	Central and Eastern Europe	International Markets	Corporate Center	Bank Austria Creditanstalt Group
Trading assets	2003	7	0	2,885	12,882	366	16,140
	2002	9	0	2,480	16,031	434	18,954
Loans and advances to customers	2003	12,967	48,519	14,247	0	263	75,997
	2002	12,531	50,763	12,365	0	695	76,354
Loan loss provisions	2003	−619	−1,941	−908	0	−23	−3,490
	2002	−575	−2,066	−932	0	−50	−3,622
Amounts owed to customers	2003	26,191	13,795	13,590	0	247	53,824
	2002	28,381	13,057	14,078	0	1,045	56,562
Trading liabilities	2003	0	0	364	7,993	203	8,560
	2002	0	0	422	9,915	167	10,504

Breakdown of income by region

€ m	Austria		Central and Eastern Europe		Other regions		Total	
	2003	2002	2003	2002	2003	2002	2003	2002
Net interest income	1,468	1,553	675	725	33	28	2,176	2,307
Losses on loans and advances	−375	−430	−89	−101	−3	−6	−467	−537
Net interest income after losses on loans and advances	1,093	1,122	586	625	30	23	1,709	1,770
Net fee and commission income	789	767	358	328	−12	−19	1,134	1,076
Net trading result	122	140	55	29	43	61	220	231

(31) Assets on which interest is not being accrued

€ m	2003	2002
Non-accrual assets within loans and advances to, and placements with, banks	0	172
Non-accrual assets within loans and advances to customers	3,528	2,488
ASSETS PUT ON A NON-ACCRUAL STATUS	**3,528**	**2,659**

Within Bank Austria Creditanstalt, assets are put on a non-accrual status if interest-earning assets are not expected to produce interest income inflows in the subsequent period. An adequate loan loss provision is made for such assets.

(32) Assets pledged as security

As at 31 December 2003, assets pledged by Bank Austria Creditanstalt totalled € 12,619.4 m (as at 1 January 2003: € 12,965.1 m).

(33) Subordinated assets

€ m	2003	2002
Loans and advances to, and placements with, banks	901	1,100
Loans and advances to customers	519	711
Trading assets	19	126
Bonds and other fixed-income securities	465	182

(34) Assets and liabilities in foreign currency

€ m	2003 Assets	2003 Liabilities	2002 Assets	2002 Liabilities
US dollar	9,391	6,211	14,616	21,522
Yen	2,338	2,367	5,138	4,886
Swiss franc	11,874	11,752	11,261	2,771
Other	18,880	18,724	20,162	20,555
TOTAL – FOREIGN CURRENCIES	**42,482**	**39,054**	**51,177**	**49,735**

(35) Trust assets and trust liabilities

As part of its business activities, Bank Austria Creditanstalt also manages trust assets (as at the balance sheet date: € 3,918 m; 2002: € 1,392 m) which are not recognised as assets in the balance sheet prepared in accordance with IFRS/IAS.

€ m	2003	2002
Loans and advances to, and placements with, banks	44	33
Loans and advances to customers	903	1,117
Debt securities	9	14
Shares	2,780	51
Equity interests	25	33
Property and equipment	153	141
Other assets	4	4
TRUST ASSETS	**3,918**	**1,392**
Amounts owed to banks	230	270
Amounts owed to customers	3,222	654
Liabilities evidenced by certificates	242	326
Other liabilities	223	143
TRUST LIABILITIES	**3,918**	**1,392**

(36) Repurchase agreements

Under repurchase agreements, assets were sold to third parties with a commitment to repurchase the financial instruments at a price specified when the assets were sold. At the balance sheet date, the total amount of repurchase agreements was € 4,528 m (2002: € 1,584 m). In those cases where Bank Austria Creditanstalt is the transferor, the relevant assets continue to be recognised in its balance sheet at their fair values. In those cases where Bank Austria Creditanstalt is the transferee, the bank does not recognise the assets in its balance sheet.

(37) Contingent liabilities and commitments

€ m	2003	2002
Guarantees	9,074	9,863
Acceptances and endorsements	23	27
CONTINGENT LIABILITIES	**9,097**	**9,890**
Liabilities arising from sales with an option to repurchase	771	503
Other commitments	8,473	8,206
COMMITMENTS	**9,244**	**8,710**

2002 figures adjusted for intra-Group contingent liabilities.

(38) List of selected subsidiaries and other equity interests/group of consolidated companies

Companies controlled by Bank Austria Creditanstalt

Name and domicile of company	Ownership interest in %	Method of accounting for the interest
Asset Management GmbH, Vienna	100.00	c
BA-CA Betriebsobjekte AG, Vienna	100.00	c
BA-CA Private Equity GmbH, Vienna	100.00	
BACA Export Finance Limited, London	100.00	c
Bank Austria Cayman Islands Ltd., Georgetown, Cayman Islands	100.00	c
Bank Austria Creditanstalt d.d. Ljubljana, Ljubljana	99.98	c
Bank Austria Creditanstalt Finanzservice GmbH, Vienna	100.00	
Bank Austria Creditanstalt ImmoTrust GmbH, Vienna	94.95	c
Bank Austria Creditanstalt Leasing Group, Vienna	99.98	c
Bank Austria Creditanstalt Wohnbaubank AG, Vienna	100.00	c
Bank Przemysłowo-Handlowy PBK S.A., Kraków	71.03	c
BANKPRIVAT AG, Vienna	100.00	c
CABET-Holding-Aktiengesellschaft, Vienna	100.00	c
CAPITAL INVEST die Kapitalanlagegesellschaft der Bank Austria Creditanstalt Gruppe GmbH, Vienna	100.00	c
Central profit banka d.d. Sarajevo, Sarajevo	81.79	(c from 1 Jan. 2004)
Commercial Bank Biochim AD, Sofia	99.77	c
DOMUS FACILITY MANAGEMENT GmbH, Vienna	100.00	c
Górnoslaski Bank Gospodarczy S.A., Katowice	71.21	c (sold in 2004)
Hypovereinsbank Bank Hipotecny S.A., Warsaw	99.93	c

"HVB-Banka Bosna i Hercegovina" d.d. Sarajevo, Sarajevo	100.00	(c from 1 Jan. 2004)
HVB Bank Czech Republic a.s., Prague	100.00	c
HVB Bank Hungary Rt., Budapest	100.00	c
HVB Bank Romania S.A., Bucharest	100.00	c
HVB Bank Slovakia a.s., Bratislava	100.00	c
HVB Bank Jugoslavija A.D., Belgrade	99.00	
Lassallestraße Bau-, Planungs-, Errichtungs- und Verwertungsgesellschaft m.b.H., Vienna	100.00	c
Mezzanin Finanzierungs AG, Vienna	70.00	
Schoellerbank Aktiengesellschaft, Vienna	100.00	c
Splitska banka d.d., Split	99.74	c
VISA-SERVICE Kreditkarten Aktiengesellschaft, Vienna	50.10	c
WAVE Solutions Information Technology GmbH, Vienna	100.00	c

Companies in which Bank Austria Creditanstalt can exercise significant influence

Name and domicile of company	Ownership interest in %	Method of accounting for the interest
A & B Banken-Holding GmbH, Vienna	49.06	e
Adria Bank Aktiengesellschaft, Vienna	25.50	e
Bausparkasse Wüstenrot Aktiengesellschaft, Salzburg	27.08	e
EK Mittelstandsfinanzierungs AG, Vienna	24.02	
Europay Austria Zahlungsverkehrssysteme GmbH, Vienna	23.95	
Investkredit Bank AG, Vienna	28.11	e
NOTARTREUHANDBANK AG, Vienna	25.00	
Oesterreichische Kontrollbank Aktiengesellschaft, Vienna	49.15	e
UBF Mittelstandsfinanzierungs AG, Vienna	24.10	
Wienerberger AG, Vienna	31.88*)	

*) voting interest: 29.9 %

Note:
The ownership interest is the Bank Austria Creditanstalt Group's ownership interest in the equity of the company. For the purpose of calculating the ownership interest in a target company, shares held by consolidated companies and by other subsidiaries are added up. In this connection, Bank Austria Creditanstalt's ownership interest in subsidiaries holding shares in the target company is not taken into account.
Method of accounting for the interest: c = consolidated, e = accounted for under the equity method

(39) Employees

In 2003 and 2002, the Bank Austria Creditanstalt Group employed the following average numbers of staff (full-time equivalents):

Employees*)

	2003	2002
Salaried staff	30,463	29,437
Other employees	241	264
TOTAL	**30,704**	**29,701**
of which: in Austria	*12,455*	*12,940*
of which: abroad	*18,249*	*16,761*

*) average numbers (full-time equivalents) of staff employed in Bank Austria Creditanstalt, excluding apprentices and employees on unpaid maternity or paternity leave

The increase in staff numbers abroad resulted mainly from the inclusion of the Bulgarian bank CB Biochim AD as at 1 January 2003 and other changes in the group of consolidated companies (see note 2).

(40) Events after the balance sheet date

On 14 January 2004, the Polish Bank BPH signed an agreement with Getin Holding to sell Bank BPH's 71.2 % interest in Górnoslaski Bank Gospodarczy for PLN 255 m. The sale is subject to approval by the competent authorities.

With effect from 1 January 2004, Stefan ERMISCH joined the Managing Board of Bank Austria Creditanstalt AG, replacing Helmut GROPPER, who resigned from the Managing Board as at 31 December 2003. Karl SAMSTAG (Chairman of the Managing Board) and Friedrich KADRNOSKA (Deputy Chairman of the Managing Board) resigned from the Managing Board on 26 January 2004. Johann STROBL became a member of the Managing Board of Bank Austria Creditanstalt AG on 27 January 2004 (see note 48). As at the same date, Erich HAMPEL was appointed Chairman of the Managing Board and Chief Executive Officer, and Wolfgang HALLER was appointed Deputy Chairman of the Managing Board and Deputy Chief Executive Officer.

Besides other changes in tax legislation, the political parties in the Austrian government are planning to reduce the rate of Austrian corporation tax from 34 % to 25 %. A law to this effect is planned to be passed in July 2004 and would come into force on 1 January 2005. Assuming that all other parameters will remain unchanged, the expected change in the tax rate from 2005 onwards would lead to a reduction of € 91 m in deferred tax assets relating to unused tax losses carried forward. In the next few years, the utilisation of tax losses through future taxable profits is to be newly evaluated.

On 17 February 2004, Bank Austria Creditanstalt AG sold 9,557,680 shares in Wienerberger AG at the price of € 24.5 per share.

Risk report

(41) Overall risk management

Overall bank risk

Bank Austria Creditanstalt identifies, measures, monitors and manages all risks of the Bank Austria Creditanstalt Group and works closely with the risk control and risk management units of HypoVereinsbank.

In the same way as HypoVereinsbank, Bank Austria Creditanstalt divides the monitoring and controlling processes associated with risk management into the following categories:

– market risk
– credit risk
– liquidity risk
– operational risk
– business risk
– risks arising from the bank's own real estate portfolio and
– risks arising from the bank's equity interests

The Managing Board determines the risk policy and approves the principles of risk management, the establishment of limits for all relevant risks, and the risk control procedures.

In performing these tasks, the Managing Board is supported by specific committees and independent risk management units. All risk management activities of Bank Austria Creditanstalt are combined within a division and comprise secondary lending decisions, the treatment of problem loans, and strategic risk management.

The Strategic Risk Management division is in charge of developing and implementing the methods of risk and income measurement; further improving and refining the measurement and control instruments; complying with the relevant minimum requirements applicable to trading activities; developing and maintaining basic manuals; as well as reporting on the Bank Austria Creditanstalt Group's risk profile in an independent and neutral manner.

MARALCO (Market Risk and Asset/Liability Committee) is responsible for the management of balance-sheet structure positions and controls market risk arising from the trading books. This committee also establishes the framework and limits for banking subsidiaries. Credit risk is assessed by the credit committee. The Sales ALM unit coordinates risk management between sales units and overall bank management.

The Bank Austria Creditanstalt Group applies the principle of dual management and control. In line with this principle, for pricing purposes in customer business (micro control), both the minimum Tier 1 capital required pursuant to the Austrian Banking Act and economic capital are expected to yield a specific return (to cover unexpected loss). Beyond compliance with the regulatory capital rules pursuant to the Austrian Banking Act, economic capital is intended to reflect the bank's specific risk profile in a comprehensive and more consistent way.

With the exception of liquidity risk, economic capital is calculated using uniform value-at-risk methods across all types of risk. For this purpose, unexpected losses over a period of one year are calculated with a confidence level of 99.95 %.

The Bank Austria Creditanstalt Group is included in the risk monitoring and risk management system of the entire HVB Group, and comprehensive and consolidated HVB risk figures are calculated periodically. This ensures uniform risk management across the entire HVB Group.

Market risk

Market risk management encompasses all activities in connection with Bank Austria Creditanstalt's treasury operations and management of the balance sheet structure in Vienna and at Bank Austria Creditanstalt's subsidiaries. Risk positions are aggregated at least daily, analysed by the independent risk management unit and compared with the risk limits set by the Managing Board and the committees (including MARALCO) set up by the Managing Board. At Bank Austria Creditanstalt, market risk management includes ongoing reporting on the risk position, limit utilisation, and daily presentation of results of the treasury operations.

The Managing Board of Bank Austria Creditanstalt sets risk limits for market risk activities of the entire Bank Austria Creditanstalt Group at least once a year. MARALCO, which as a rule meets on a monthly basis, and the MARALCO subcommittee, which holds a meeting every week, make limit decisions at the operational level and analyse the risk and earnings positions of Bank Austria Creditanstalt's business units. The decisions and results of these committees are reported directly to the bank's full Managing Board. Strategic Risk Management, an independent unit separated from the business units up to Managing Board level, is in charge of preparing analyses and monitoring compliance with limits. The principles and organisational framework have been laid down in the market risk management manual and in the bank's MARALCO policy.

Bank Austria Creditanstalt uses uniform risk management procedures throughout the Group. These procedures provide aggregate data and make available the major risk parameters for the various trading operations at least once a day. Besides Value at Risk (VaR; for internal risk measurement on the basis of a one-day holding period and a confidence interval of 2.33 standard deviations), other factors of equal importance are stress-oriented volume and position limits. Additonal elements of the limit system are stop-loss limits and options-related limits applied to trading and positioning in non-linear products. Bank Austria Creditanstalt's risk model ("NoRISK") was developed by the bank itself and has been used for several years. The model is applied and further refined by the Strategic Risk Management unit. Refinement work includes regularly reviewing the model as part of backtesting procedures, integrating new products, implementing requirements specified by the Managing Board and by MARALCO, and adjusting the system to general market developments. In this context a product introduction process has been established in which the risk management unit plays a decisive role in approving a new product.

Regular and specific stress scenario calculations complement the information provided to MARALCO and the Managing Board. Such stress scenarios are based on assumptions of extreme movements in individual market risk parameters. The bank analyses the effect of these fluctuations and a liquidity disruption in specific products and risk factors on the bank's results and net asset position. These assumptions of extreme movements are dependent on currency, region and liquidity and are set by Strategic Risk Management on a discretionary basis. The results of these stress tests are taken into account in establishing limits.

In addition to the risk model results, income data from market risk activities are also determined and communicated on a daily basis. These data are presented over time and compared with current budget figures. Reporting covers the components reflected in IFRS/IAS-based net income and the marking to market of all investment positions regardless of their recognition in the IFRS/IAS-based financial statements ("total return"). Since the beginning of 2004, the results have been available to Bank Austria Creditanstalt's trading and risk management units via the access-protected Intranet application "ERCONIS", broken down by portfolio, income statement item and currency.

In 2003, "MARCONIS", an application fully integrated in market risk management, was developed to enable Bank Austria Creditanstalt to completely and systematically review the market conformity of its trading transactions. The testing of the function of "MARCONIS" was successfully completed at the end of 2003 and the system has been used in Vienna since the beginning of 2004.

Since 1998 Bank Austria Creditanstalt has used its "NoRISK" risk model, which was approved by the supervisory authorities. In contrast to the internal risk management process, the computation of capital requirements takes into account the statutory parameters (2.33 standard deviations, 10-day holding period) and additionally the multiplier determined as part of the model review is applied. The regulatory model applied throughout the Group currently comprises the risk categories interest rate risk, exchange rate risk and equity position risk. For regulatory purposes, the model covers the specific equity position risk, and the standard method is used for determining the capital requirements for the specific interest rate position risk. In 2004, Bank Austria Creditanstalt plans to extend the model to cover specific risk on interest rate instruments as well as adding a simulation calculation to the current variance/covariance approach.

The results of the internal model based on VaR (1 day, 2.33 standard deviations) for 2003 roughly matched the previous year's results despite strong fluctuations. The VaR for the Bank Austria Creditanstalt Group ranged between € 10 m and € 40 m, the average was € 21.5 m (2002: € 22.5 m, 2001: € 20.6 m). Interest rate risk accounted for most of this total, with more than half of the amount for interest rate risk relating to Bank Austria Creditanstalt's medium-term to long-term positions resulting from asset/liability management. CEE units account for less than 20 %. The increase in VaR towards the middle of the year was mainly attributable to our positioning and to interest rate increases in the euro and the US dollar. Strong interest rate movements in Poland and especially Hungary in October and November 2003 led to a comparatively lower increase in risk because of more moderate positions.

VaR of the Bank Austria Creditanstalt Group in 2001–2003


in € m
45
40
35
30
25
20
15
10
5
Jan. 01
Feb. 01
March 01
April 01
May 01
June 01
July 01
Aug. 01
Sep. 01
Oct. 01
Nov. 01
Dec. 01
Jan. 02
Feb. 02
March 02
April 02
May 02
June 02
July 02
Aug. 02
Sep. 02
Oct. 02
Nov. 02
Dec. 02
Jan. 03
Feb. 03
March 03
April 03
May 03
June 03
July 03
Aug. 03
Sep. 03
Oct. 03
Nov. 03
Dec. 03
Jan. 04

VaR of the Bank Austria Creditanstalt Group by risk category (in € m)

	Total			Interest rate risk			Exchange rate risk			Equity risk			Emerging markets/high yield		
	2003	2002	2001	2003	2002	2001	2003	2002	2001	2003	2002	2001	2003	2002	2001
Minimum	12.0	12.5	10.0	9.4	7.4	4.4	1.0	0.8	0.6	0.6	0.9	0.9	0.9	1.0	1.1
Average	21.5	22.5	20.6	18.7	17.4	14.0	2.6	2.8	2.8	1.3	2.3	2.0	1.5	2.0	1.7
Maximum	38.3	41.9	36.8	36.5	35.7	29.4	7.8	10.3	12.3	2.6	5.5	6.5	3.1	4.0	3.6
Year-end	15.0	15.0	34.7	12.3	12.3	23.2	1.7	2.0	8.0	0.9	0.9	1.3	1.5	1.2	2.1

In addition to VaR, risk positions of the Bank Austria Creditanstalt Group are limited through volume limits, which are set for each pair of currencies, each equity instrument and each country or issuer, and monitored on an ongoing basis. Interest rate positions, which are the predominant factor in the Bank Austria Creditanstalt Group's risk profile, are managed through the presentation and limitation of "basis point values", in addition to VaR. For all currencies and maturity bands, the valuation result for a change of one basis point (0.01 %) is indicated. As at 31 December 2003, the entire interest rate position of the Bank Austria Creditanstalt Group (trading and investment) for major currencies was composed as follows:

Basis point values of the Bank Austria Creditanstalt Group (31 December 2003, in €)

€		Up to 1 month	1 month to 3 months	3 months to 1 year	1 year to 5 years	Over 5 years	Total
Western Europe	EUR	−19,242	206,946	−832,664	423,107	−754,079	−975,932
	CHF	78,335	60,451	−404,824	−33,425	−36,494	−335,957
	GBP	9,713	1,174	−133,894	676	40	−122,291
	DKK	1,707	−2,314	−16,537	113	20	−17,011
	SEK	430	1,307	−12,270	−2,054	599	−11,988
	NOK	348	2,887	−22,154	−104	5	−19,018
Central and Eastern Europe	BGN	−17	−51	277	−6,661	−3,224	−9,676
	CZK	−4,915	−1,751	−16,739	20,590	11,601	8,786
	HRK	200	−4	10	−6,905	−11	−6,710
	HUF	1,440	5,137	−24,845	−51,877	−58,474	−128,619
	PLN	1,456	3,565	−148,628	−3,485	26,946	−120,146
	ROL	−96	−19	−143	−764		−1,022
	SIT	−6	111	−5,775	−4,498	−6,197	−16,365
	SKK	28	−1,201	−2,896	−15,071	33,980	14,840
Overseas	USD	28,090	−55,695	−32,159	96,450	366,449	403,135
	CAD	−280	1,058	12,325	967	1,294	15,364
	JPY	1,500	−4,998	7,833	−14,741	−2,188	−12,594
	AUD	146	−440	−2,006	35	9	−2,256
	NZD	123	198	−2,242	−136		−2,057
	ZAR	45	−110	67	1,554		1,556
TOTAL		**98,979**	**216,306**	**−1,636,587**	**403,566**	**−419,724**	**−1,337,460**

In 2003, the Bank Austria Creditanstalt Group's positions focused on the euro, the US dollar and the Swiss franc. Positions in Central and East European currencies, though reflecting the Group's activities in this region, are at a relatively lower level.

EMI: composition of portfolio by region, 2001–2003


Latin America
CEE
Asia
Africa
Russia
2003
46%
17%
15%
11%
12%
2002
39%
27%
13%
9%
11%
2001
45%
19%
4%
10%
23%
0
20
40
60
80
100
Share of total volume

In addition to trading in interest-rate, foreign-currency and equity products, the International Markets segment also comprises trading and investment in emerging markets bonds ("EMI") and, since the end of 2003, trading in high-yield corporate bonds below investment grade. At the end of 2003, Latin America accounted for 46 % of the emerging markets portfolio, CEE countries represented 17 % of the total volume, Asia 15 % and Russia 12 %. At present the average rating of the high-yield portfolio is B.

Bank Austria Creditanstalt has invested in hedge funds through its subsidiary Bank Austria Cayman Islands since 1999. In addition to equity investments and debt finance, these investments focus on convertible arbitrage and, to a considerably smaller extent, on distressed securities. Returns on these investments over the past few years have ranged between 7 % p.a. and 10 % p.a. During the entire period, only three months showed a negative monthly performance, with a maximum of –0.8 %. The investment guidelines define major risk parameters. Compliance with the investment guidelines and daily reviews of valuation results are ensured by the risk management unit at Bank Austria Cayman Islands within central risk management guidelines laid down in Vienna.

Bank Austria Creditanstalt's risk model is subjected to daily backtesting in accordance with regulatory requirements. The model results are compared with changes in value on the basis of actually observed market fluctuations. As the number of backtesting excesses (negative change in value larger than model result) has been within the "green zone" ever since the model was introduced, the multiplier need not be adjusted. In 2003 there was no backtesting excess.

Backtesting results for the trading book (2001–2003)



€ m
25
20
15
10
5
0
–5
–10
–15
–20
–25
Jan. 01
Feb. 01
March 01
April 01
May 01
June 01
July 01
Aug. 01
Sep. 01
Oct. 01
Nov. 01
Dec. 01
Jan. 02
Feb. 02
March 02
April 02
May 02
June 02
July 02
Aug. 02
Sep. 02
Oct. 02
Nov. 02
Dec. 02
Jan. 03
Feb. 03
March 03
April 03
May 03
June 03
July 03
Aug. 03
Sep. 03
Oct. 03
Nov. 03
Dec. 03
Change in value
Model result

At Bank Austria Creditanstalt, market risk management covers the activities in Vienna and the positions at the bank's subsidiaries, especially in Central and Eastern Europe. These subsidiaries have local risk management units with a reporting line to Strategic Risk Management. The "NoRISK" risk model has been implemented at major units. Calculations for smaller units are performed centrally, and the risk calculation results are made available to these units. Uniform processes and limit systems ensure uniform risk management procedures adjusted to local conditions.

Splitting net interest income into a terms-related contribution allocated to the business divisions and a contribution from maturity transformation reflecting the results of interest rate risk creates the basic conditions for uniform centralised management of all market risks, including in particular customer and proprietary positions for which interest rates have not been locked in. Bank Austria Creditanstalt's profit centres are released from any market risk through a matched funds transfer pricing system applied throughout the Group. If there are no interest rate lock-in arrangements, or if the bank can assume – on the basis of past experience – that the actual interest-rate and capital lock-in will differ significantly from contractual arrangements, the assumptions in respect of investment period and interest rate sensitivity are modelled accordingly and taken into account in the overall position on the basis of these assumptions.

In the Austrian customer business, uniform risk analyses and limitations are of special significance for the development of net interest income, and are highly complex. Therefore they are complemented by a regular analysis of the effect of interest rate changes on net interest income in subsequent quarters and years. In this context, simulations of the development of net interest income are based on assumptions regarding new business, demand behaviour (interest rate elasticity) of customers, and general developments affecting margins in major market segments, as well as on the assumption of steady volumes and margins. The latter method identifies isolated effects of interest rate changes on net interest income. But as this scenario does not assume any future changes in the structure of customer positions and in margins, this scenario is not to be seen as a measure of future net interest income. As at 31 December 2003, on the basis of an interest rate shock of 200 basis points (2 percentage points), the maximum impact on net interest income in the first year would be – € 42 m.

The main requirements under the future New Basel Capital Accord ("Basel II") in respect of the "interest rate risk in the banking book" relate to organisational arrangements, the ongoing presentation of and compliance with a 200 basis point shock, and scenario calculations regarding the development of net interest income. With the market risk management procedures described above, Bank Austria Creditanstalt is well prepared, in terms of both methodology and substance, to meet the requirements arising from the proposed new capital adequacy framework, and the bank regularly conducts test calculations in this connection.

Liquidity risk

In line with Group-wide standards, the Bank Austria Creditanstalt Group deals with liquidity risk as a central risk in banking business by introducing and monitoring short-term and medium-term liquidity limits. In this context the liquidity situation for the next few days and also for longer periods is analysed against a standard scenario and against scenarios of a general and a bank-specific liquidity crisis. The degree of liquidity of customer positions and proprietary positions is analysed on an ongoing basis. Procedures, responsibilities and reporting lines in this area have been laid down in the liquidity policy, which is also applicable at Bank Austria Creditanstalt's CEE units and includes a contingency plan in the event of a liquidity crisis. Current management of the bank's customer business takes account of liquidity costs. The applicable alternative costs are debited or, on the basis of an opportunity approach, credited to the various products on the assets side and the liabilities side which have an effect on liquidity. In the current controlling process this ensures the proper pricing of our business.

Credit risk

In 2003, the operating environment for lending business was marked by intensive preparations for the expected new rules based on the Basel II consultative documents and by preparations for the implementation of the German minimum requirements applicable to lending business throughout the Group.

These topics were reflected in organisational arrangements and basic rules for the lending business.

The units serving customers regularly review loan exposures for their risk content and submit them to the credit risk management unit for approval (strict separation of "Markt" (sales) from "Marktfolge" (risk management), two-signatures principle).

In Austria, attention is paid to the industry aspect of lending decisions as Senior Risk Managers who are responsible for specific sectors make the lending decision. For loan exposures in the CEE business segment, on the other hand, there is a regional responsibility for lending decisions in order to concentrate the country-specific know-how required in this context.

The Credit Committee is an efficient unit enabling quick individual lending decisions. While major lending decisions are made by the Supervisory Board's credit committee, the full Supervisory Board receives regular information, in particular loan portfolio reports, and makes strategic decisions.

Special attention is given to identifying, monitoring and managing bad and doubtful loans. As soon as early warning signals appear, bad and doubtful loans are dealt with by specially trained staff. In 2003, the quality of the internal early warning system was further improved and the system was extended from Austrian corporate customers to other business segments. Special accounts managers have specific authority to deal with problem cases. An exposure is classified as bad or doubtful if, in view of the borrower's financial position and of the security provided, a loss of principal and interest may be expected.

In 2003, specific guidelines were laid down for special financing transactions to support employees in acquiring, assessing, structuring and approving such transactions.

Activities relating to credit risk measurement focused on preparations for the new capital adequacy framework. For this purpose all relevant methods, procedures and systems are reviewed and adjusted. In Austria and CEE, Bank Austria Creditanstalt has played an active role in discussions surrounding the New Basel Capital Accord. The bank has set up a number of internal projects to implement requirements that have already been published. Internal analyses, some of which were conducted in previous years on the basis of earlier publications of the Basel Committee on Banking Supervision, are used for refining the bank's risk management systems.

Work in this area focused on
– ratings,
– collateral,
– loss estimates.

In the area of **ratings**, Bank Austria Creditanstalt used the periodical monitoring of existing procedures to ensure compatibility with the new capital adequacy framework. "BA-CA RatingBeratung" was introduced as an advisory service to meet broad public interest in this topic. As part of this service, account managers inform customers about their rating and explain it to them in order to jointly identify strategic improvement potential. This service, unique in Austria to date, has been very favourably received by customers and enhances mutual understanding of the relationship between the bank's credit policy and customers' financing requests. Moreover new rating procedures were developed in cooperation with sales and operational risk management units, for example, for the "income-producing real estate" segment. Defined in the New Basel Capital Accord, this business category includes real estate developers and companies letting real estate. This type of business is characterised by the fact that besides the customer, the individual transaction, its structuring and the security provided for it are essential factors, with a strong positive correlation between the probabilities of default of customers and of financed property. The method developed in this area can be adapted to take account of local conditions in other markets, especially the CEE region.

Moreover, a newly developed IT system has significantly improved the technical basis for implementation and storage of rating procedures. Introduced in early 2004, the new system strongly enhances efficiency for further refinement and for users.

Attention was given not only to pure compliance with the future New Basel Capital Accord, but also to improving the effectiveness of internal processes with a view to contributing to profitability enhancement through slender risk measurement and selection processes. The "Basel II Task Force" analysed the effects of the new capital adequacy framework on the bank's business model and processes, and prepared proposals for optimisation.

The recording and storage of information on **loan collateral** were further improved to meet more detailed requirements of presentation and internal risk measurement.

As regards **loss estimates,** Bank Austria Creditanstalt worked on a system for recording revenues and costs relating to non-performing loans. The system will be introduced in 2004 and will significantly enhance effciency as well as data quantity and quality, especially in the retail banking sector. The basic methodology was reviewed within HVB Group against the Basel consultative documents and necessary steps were taken to adjust and standardise the methodology.

These activities will continue throughout 2004 and, with varying degrees of intensity according to our project plans, until 2006 for implementation of the New Basel Capital Accord. The focus of this work will increasingly shift from the development of new procedures and systems to systematic monitoring and improvement based on empirical data. The roll-out in the Bank Austria Creditanstalt Group will be an important factor in this context.

(42) Operational risk

In 2003, activities in the area of operational risk management concentrated on the Group-wide "Basel II" project of the Bank Austria Creditanstalt Group. Master plans with regard to budgets and staffing requirements until 2006 were agreed for the sub-projects "loss data collection", "risk self-assessments", "early warning indicators", and "modelling". Moreover, initial results to ensure compliance with the future New Basel Capital Accord were achieved. Work is under way to implement the standardised approach in the area of operational risk, with the possibility of switching to an advanced measurement approach (AMA), at any rate for Bank Austria Creditanstalt AG. The reasons for this cautious approach are continued uncertainties over the exact calibration of measurement approaches and over the final implementation requirements in quantitative and qualitative respects.

In line with the future rules of the New Basel Capital Accord, operational risk is defined as the risk of losses due to flawed internal processes, human error, technological failures and external events. For example, in the future, IT system failures, damage to property, processing errors or fraud should be subject to accurate and consolidated risk measurement and management, on which the calculation of risk capital will be based.

Efforts focused on further expanding the Intranet application developed internally and used within Bank Austria Creditanstalt AG and at selected subsidiaries ("inFORM" system – Intranet Framework for Operational Risk Management). Apart from the loss data collection module, work in 2003 concentrated on adding modules for reporting and risk self-assessment. The objective of extending "inFORM" is to expand it into a central risk management solution for operational risk in Austria and CEE. The next step in 2004 will be the addition of a key risk indicator module. The basic idea is to develop the Intranet solution into a central communication platform used for obtaining division-specific loss data and risk self-assessments as well as providing consistent information to the various divisions and the Managing Board. This will meet the requirement of involving all decision-makers and divisions in the risk management process in an efficient way.

Special attention was given in 2003 to including all CEE units in the system. Activities focused on identifying all loss data sources and on starting loss data collection, carrying out risk assessments, providing information on the standardised approach and training measures for local operational risk managers.

Loss data are collected, and processes are optimised, in close coordination and cooperation with other units including Internal Audit, Compliance, the Legal Department, the insurance sector as well as payments processing and settlement units. Also to be considered is the fact that Bank Austria Creditanstalt has always taken numerous measures in the various divisions to manage and reduce operational risk. Examples are data security measures, measures to ensure the confidentiality and integrity of stored data, access authorisation systems, the two-signatures principle, and a large number of monitoring and control processes as well as staff training programmes.

To model operational risk, prototypes using different measurement approaches to determine economic capital were programmed. These prototypes are mainly based on stochastic modelling, resampling and causal modelling approaches. In a next step the informative value and reliability of these models have to be checked against internal and external loss data to enable the bank to make a systems decision. Bank Austria Creditanstalt has also decided to use external loss scenarios in order to properly model even extreme events of distribution. Bank Austria Creditanstalt intends to actively participate in loss data consortia which are in the process of being set up.

In addition to quantitative approaches, and in view of current quantification and modelling problems, qualitative instruments are of major importance in operational risk management. This fact has been taken into account through risk self-assessments across the Bank Austria Creditanstalt Group. Based on this initial effort, Bank Austria Creditanstalt has set up a self-assessment system to record changes in the risk situation of the Bank Austria Creditanstalt Group on an annual basis and visualising them on a risk map.

In the same way as for other types of risk, in addition to central risk management, Bank Austria Creditanstalt – like HypoVereinsbank – is building up a decentralised risk management network of contacts within divisions and at subsidiaries. While the main task of the central risk management unit is to define the methods used and to perform risk measurement and analysis, risk managers are responsible for taking measures to reduce, prevent, or take out insurance against, risks.

In 2004, activities in the area of operational risk will focus on
- including Bank Austria Creditanstalt's principal subsidiaries in the Intranet-based reporting system,
- building up the standardised approach in the Bank Austria Creditanstalt Group,
- carrying out analyses on AMA capability,
- further expanding and completing the inFORM system,
- developing scenario analyses for corporate divisions and subsidiaries,
- analysing insurance solutions regarding operational risk.

(43) Legal risks

In the year under review, the Austrian Federation of Trade Unions brought an action against the Austrian Savings Bank Association, seeking to obtain a declaratory judgment on the unlawfulness of the conversion of pension plans and the transfer of pension obligations to pension funds. In a parallel move, individual (current and former) employees brought an action against the bank for additional payments into the pension funds to offset the funds' performance shortfalls and resulting reductions of pension payments.

In autumn 1993, the German Bundesanstalt für vereinigungsbedingte Sonderaufgaben (BVS) in Switzerland brought a civil action for repayment of credit balances held, and disposed of, by the Communist Party of Austria (KPÖ) at the former banking subsidiary of Bank Austria Creditanstalt AG in Zurich. In Germany the question of whether the contentious funds were the property of SED or KPÖ is the subject of legal proceedings before the German administrative courts, which have not yet been completed with a final judgment.

At the balance sheet date, it was not yet possible for the bank to determine, with regard to both actions, whether an outflow of funds would occur.

The bank is also involved in other legal proceedings with regard to which the bank has made provisions or thinks there is a low probability of an outflow of funds.

(44) Net charge for losses on loans and advances

In 2003, the net charge for losses on loans and advances was again substantially reduced and was significantly lower than the budget targets.

Besides strict risk management, the bank's increased investment in early warning systems has additionally contributed to the favourable trend in risk costs. In further reducing the net charge for losses on loans and advances, Bank Austria Creditanstalt also benefited from the fact that the year under review again saw no major insolvencies. This fact more than offset the increase in the provisioning charge in the retail banking sector, an increase which was mainly due to the economic environment and partly also to structural factors. Results from domestic retail banking business were affected, above all, by the 18.4 % increase in bankruptcies of private individuals in Austria and the 24.8 % increase in estimated insolvency liabilities compared with 2002 (source: KSV insolvency statistics).

Risk trends at Bank Austria Creditanstalt's subsidiaries in CEE were particularly gratifying. Special mention should be made of the net release of provisions in the Czech Republic and the low net charge for losses on loans and advances in Slovakia. Positive developments were also seen in Poland, where measures initiated to achieve a sustainable improvement in the risk situation started to take effect.

(45) Financial derivatives

Derivatives are classified as interest rate contracts, foreign exchange contracts and securities-related contracts, according to the underlying financial instrument. Credit derivatives are classified as "Other interest rate contracts" (credit default swaps) and "Other securities-related contracts" (total return swaps).

The breakdown of transactions by remaining period to maturity and the classification of instruments as interest rate, foreign exchange and securities-related contracts follow international recommendations. In all categories of transactions, a distinction is made between over-the-counter (OTC) and exchange-traded contracts.

Most of the OTC business volume relates to interbank trading. Customer-driven trading activities are also increasing. Bank Austria Creditanstalt is a business partner in plain-vanilla and structured transactions for international and local banks as well as for institutional and corporate customers.

OTC trading accounted for the bulk of the Bank Austria Creditanstalt Group's business volume in derivatives, with a focus on interest rate contracts. Activity in exchange-traded contracts concentrates on interest rate and securities-related contracts, comprising futures and options.

For portfolio management and risk management purposes, contracts are valued at current prices using recognised and tested models. Market values show the contract values as at the balance sheet date; positive market values indicate the potential default risk arising from the relevant activity.

Total volume of outstanding financial derivative transactions of the Bank Austria Creditanstalt Group
Transactions with external counterparties as at 31 December 2003

€ m	Notional amounts by remaining maturity < 1 year	1–5 years	> 5 years	Notional amounts Banking book	Trading book	Positive market value Banking book	Trading book	Negative market value Banking book	Trading book
TOTAL	**1,226,445**	**200,174**	**87,993**	**120,584**	**1,394,028**	**842**	**8,783**	**1,884**	**8,122**
of which: OTC products	*1,133,125*	*199,774*	*87,993*	*120,584*	*1,300,308*	*842*	*8,783*	*1,884*	*8,122*
of which: exchange-traded products	*93,320*	*400*	*–*	*–*	*93,720*	*–*	*–*	*–*	*–*
A. Interest rate contracts	**1,075,639**	**175,643**	**82,245**	**107,174**	**1,226,353**	**700**	**6,086**	**1,085**	**5,417**
OTC products:	**982,441**	**175,244**	**82,245**	**107,174**	**1,132,756**	**700**	**6,086**	**1,085**	**5,417**
FRAs	205,415	16,405	–	1,274	220,546	–	67	–	69
Forward interest rate transactions	436	–	–	–	436	–	1	–	1
Single-currency swaps	763,278	143,491	80,490	103,006	884,253	691	5,754	1,070	5,079
Interest rate options bought	7,341	6,706	728	2,776	11,999	9	251	–	–
Interest rate options sold	5,372	6,395	878	118	12,527	–	–	15	253
Other interest rate contracts	599	2,247	149	–	2,995	–	13	–	15
Exchange-traded products:	**93,198**	**399**	**–**	**–**	**93,597**	**–**	**–**	**–**	**–**
Interest rate futures	7,303	399	–	–	7,702	–	–	–	–
Options on interest rate futures	85,895	–	–	–	85,895	–	–	–	–
B. Foreign exchange contracts	**150,568**	**13,014**	**5,339**	**12,599**	**156,322**	**125**	**2,633**	**799**	**2,649**
OTC products:	**150,568**	**13,014**	**5,339**	**12,599**	**156,322**	**125**	**2,633**	**799**	**2,649**
Forward foreign exchange transactions	40,505	705	2	112	41,100	2	1,246	2	1,100
Cross-currency swaps	5,821	10,692	5,337	12,409	9,441	123	245	797	637
Currency options bought	47,038	844	–	39	47,843	–	1,142	–	–
Currency options sold	57,204	773	–	39	57,938	–	–	–	912
Other foreign exchange contracts	–	–	–	–	–	–	–	–	–
Exchange-traded products:	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**
Currency futures	–	–	–	–	–	–	–	–	–
Options on currency futures	–	–	–	–	–	–	–	–	–
C. Securities-related transactions	**238**	**11,517**	**409**	**811**	**11,353**	**17**	**64**	**–**	**56**
OTC products:	**116**	**11,516**	**409**	**811**	**11,230**	**17**	**64**	**–**	**56**
Securities swaps	–	–	–	–	–	–	–	–	–
Equity options bought	62	5,561	36	277	5,382	17	61	–	–
Equity options sold	43	5,546	130	–	5,719	–	–	–	54
Other securities-related contracts	11	409	243	534	129	–	3	–	2
Exchange-traded products:	**122**	**1**	**–**	**–**	**123**	**–**	**–**	**–**	**–**
Equity and equity index futures	44	1	–	–	45	–	–	–	–
Equity and equity index options	78	–	–	–	78	–	–	–	–

For the purposes of credit risk management, derivatives are taken into account with their respective positive market value and an add-on depending on the product, currency and maturity. Add-ons applied in internal credit risk management for the potential future exposure are based on the current market volatility relative to the remaining period to maturity of the transaction. Given the underlying confidence interval of 97.5 %, these add-ons are in most cases clearly above the relevant levels pursuant to the Austrian Banking Act. As at 31 December 2003, the gross market value of Bank Austria Creditanstalt's derivatives business was slightly lower than in the previous year, despite the significant increase in volume.

Line utilisation for derivatives business is available online in WSS ("Wallstreet"), the central treasury system, on a largely Group-wide basis. For smaller units not connected to the central system, separate lines are allocated and monitored. Group-wide compliance with lines approved in the credit process is thus ensured at any time.

Bank Austria Creditanstalt additionally limits the credit risk arising from its derivatives business through strict use of master agreements, the definition and ongoing monitoring of documentation standards by legal experts, and through collateral agreements and break clauses. In combination with the very good average credit rating of our business partners in the derivatives business, management takes proper account of default risk despite a significant increase in business volume.

The total volume of derivative transactions rose from € 922 bn to € 1,515 bn, an increase of 64 % over the previous year. In the category "interest rate contracts", notional amounts increased by 72 %, with the largest increase seen in short-term euro-denominated interest rate derivatives. The strong increase in the volume of derivatives transactions is largely in line with general market trends. Statistics published by the Bank for International Settlements for the first half of 2003 show that the total volume of euro-denominated interest rate derivatives rose by about 63 % compared with the previous year. The larger business volume in this sector also reflects the bank's focus on profitability in its approach to capital and liquidity management. High liquidity and low transaction costs in the derivatives sector support the trend towards increased use of interest rate derivatives in trading and in active management of interest rate risk.

(46) Comfort letters for banks and other financial institutions

Bank Austria Creditanstalt AG ensures, within the scope of its ownership interest and except for the event of political risk, that the following companies can meet their contractual obligations:

1. Banks in Austria
- BANK*PRIVAT* AG, Vienna
- Bank Austria Creditanstalt Handelsbank AG, Vienna
- Bank Austria Creditanstalt ImmoTrust GmbH, Vienna
- Bank Austria Creditanstalt Wohnbaubank AG, Vienna
- Schoellerbank Aktiengesellschaft, Vienna

2. Banks abroad
- Bank Przemysłowo-Handlowy PBK S.A., Kraków
- HVB Bank Czech Republic a.s., Prague
- HVB Bank Slovakia a.s., Bratislava
- HVB Bank Hungary Rt., Budapest
- HVB Bank Romania S.A., Bucharest
- Commercial Bank Biochim AD, Sofia
- HVB Bank Jugoslavija A.D., Belgrade
- Splitska banka d.d., Split
- Bank Austria Creditanstalt d.d. Ljubljana, Ljubljana
- HVB Jelzálogbank Rt., Budapest
- HVB Bank Hipoteczny S.A., Warsaw

3. Financial services companies in Austria
- Bank Austria Creditanstalt Leasing GmbH, Vienna, and several of its subsidiaries

Information required under Austrian law

(47) Legal basis under Austrian law

Legal basis of consolidated financial statements prepared in accordance with International Financial Reporting Standards (IFRS/IAS) in Austria: pursuant to the Austrian Consolidated Financial Statements Act as published in the Federal Law Gazette BGBl No. 49/1999 of 26 March 1999, a new Section 59a was introduced to the Austrian Banking Act. Under Section 59a, a bank preparing consolidated financial statements in accordance with international financial reporting principles is exempted from the obligation to prepare consolidated financial statements pursuant to Section 59 of the Austrian Banking Act. To qualify for such exemption, consolidated financial statements must be consistent with the rules contained in Council Directive 86/635/EEC on the annual accounts and consolidated accounts of banks and other financial institutions. The requirements of Section 245a (1) items 2 to 5 and (2) of the Austrian Commercial Code must also be met.

The auditors must certify that these requirements are met, and "the auditors' report shall report on the findings of the audit of the consolidated financial statements, and of the management report of the Group, in a manner which is at least equivalent to that required by Section 274 (1) to (4) of the Austrian Commercial Code".

IFRS/IAS are international financial reporting principles and the auditors have certified that the requirements of Section 59a of the Austrian Banking Act have been met. Thus the consolidated financial statements prepared in accordance with IFRS/IAS and presented in this annual report meet the legal requirements applicable in Austria.

Pursuant to Section 59a of the Austrian Banking Act in conjunction with Section 30 of the Austrian Banking Act, the superordinate credit institution having its registered office in Austria must prepare consolidated financial statements. Therefore the consolidated financial statements contained in this annual report have been prepared from the perspective of Bank Austria Creditanstalt AG as superordinate domestic credit institution.

A complete list of equity interests of Bank Austria Creditanstalt AG is given in the notes to the company's separate financial statements.

(48) Supervisory Board and Managing Board

In the reporting year, the following persons were members of the Managing Board of Bank Austria Creditanstalt AG: Willibald CERNKO (since 1 April 2003), Helmut GRÖPPER (from 1 April 2003 to 31 December 2003), Erich HAMPEL (since 27 January 2004 as Chairman), Wolfgang HALLER (since 27 January 2004 as Deputy Chairman), Wilhelm HEMETSBERGER, Friedrich KADRNOSKA (until 26 January 2004; from 1 April 2003 as Deputy Chairman), Gerhard RANDA (until 31 March 2003 as Chairman), Karl SAMSTAG (until 26 January 2004; until 31 March 2003 as Deputy Chairman, from 1 April 2003 as Chairman), Jochen-Michael SPEEK (until 31 March 2003), Regina PREHOFER (since 1 April 2003).

Stefan ERMISCH and Johann STROBL have been members of the Managing Board of Bank Austria Creditanstalt AG since 1 January 2004 and 27 January 2004, respectively.

In the reporting year, the following persons were members of the Supervisory Board of Bank Austria Creditanstalt AG: Erich BECKER, Alberto CRIPPA, Armin Gebhard FEHLE (since 17 March 2003), Adolf FRANKE (until 17 March 2003), Hedwig FUHRMANN, Paul HASSLER (until 17 March 2003), Wolfgang HEINZL, Rudolf HUMER, Deputy Chairman, Stefan JENTZSCH, Heribert KRUSCHIK, Wolfgang LANG, Adolf LEHNER, Gerhard MAYR, Michael MENDEL (since 17 March 2003), Dieter RAMPL (until 17 March 2003), Franz RAUCH (since 17 March 2003), Gerhard RANDA, Chairman (since 1 April 2003), Thomas SCHLAGER, Albrecht SCHMIDT, Chairman (until 17 March 2003), Veit SORGER, Wolfgang SPRISSLER.

(49) Dividends

Bank Austria Creditanstalt AG can pay a dividend in the maximum amount of the net profit shown in the company's separate financial statements pursuant to the Austrian Commercial Code and the Austrian Banking Act, i.e., € 151.5 m (2002: € 122.3 m).

Proposal for the appropriation of profits for 2003:
The profits of Bank Austria Creditanstalt AG for the financial year beginning on 1 January 2003 and ending on 31 December 2003 amounted to € 243.5 m. The amount of € 98.0 m was allocated to reserves and the profit brought forward from the previous year was € 6.0 m.

Thus the net profit available for distribution was € 151.5 m. It is proposed that, subject to approval at the Annual General Meeting, a dividend of € 1.02 per share be paid on the share capital of € 1,068,920,749.80 entitled to a dividend. As the number of shares is 147,031,740, the total amount of the proposed dividend is € 150.0 m. Furthermore, it is proposed that the remaining amount of € 1.5 m be carried forward to new account.

(50) Principal differences between consolidated financial statements in accordance with IFRS/IAS and consolidated financial statements under Austrian generally accepted accounting principles

The main differences between consolidated financial statements in accordance with IFRS/IAS and consolidated financial statements under Austrian generally accepted accounting principles (Austrian Commercial Code / Austrian Banking Act) are as follows:

1. objective and content of financial statements in accordance with IFRS/IAS,
2. formats for the balance sheet and the income statement,
3. recognition and valuation principles,
4. group of companies to be consolidated,
5. accounting for deferred taxes,
6. different assumptions used in calculating staff costs arising from pensions and similar obligations,
7. separation of minority interests held outside the Group from shareholders' equity,
8. more extensive disclosure requirements in the notes.

1) Objective and content of financial statements in accordance with IFRS/IAS
The objective of financial statements in accordance with IFRS/IAS is to provide structured information about the financial position, performance and changes in the financial position of an enterprise that is useful to a wide range of users in making economic decisions.

Under IFRS/IAS rules, this objective is met through timely, complete, transparent and fair value-based reporting (see also the information on significant accounting principles in note 3); determination of net income for the period on the accrual basis of accounting; and a form of presentation that is in line with proper business management principles. This enhances the international comparability of financial statements in accordance with IFRS/IAS, as against financial statements prepared in conformity with local accounting standards.

A cash flow statement and a statement of changes in shareholders' equity are an integral part of financial statements prepared in accordance with IFRS/IAS.

Dividend payments are not determined or restricted by consolidated financial statements in accordance with IFRS/IAS. Profit distributions are always made on the basis of the separate financial statements, prepared in accordance with local rules, of the company paying the dividend.

Purely tax-induced values are not allowed in financial statements prepared in accordance with IFRS/IAS. Tax effects are reflected in the tax expense for the period, including deferred taxes (see 5 below), of the enterprise.

The notes to the financial statements contain disclosures and explanations providing users with relevant information and enabling them to properly assess the development of the enterprise during the reporting period (see 8 below).

2) Formats for the balance sheet and the income statement

IFRS/IAS do not set out compulsory formats for the balance sheet and the income statement. The IFRS/IAS rules usually contain minimum requirements and leave it to the reporting enterprises to find the formats best suited to the objectives and purposes of presenting information.

An apparent difference between financial statements in accordance with IFRS/IAS and those pursuant to the Austrian Banking Act is the compact presentation of the balance sheet and the income statement, making them easier to read. This does not result in any loss of information because the disclosure of numerous details, as well as additional breakdowns and explanatory notes which are not given in respect of financial statements prepared pursuant to the Austrian Commercial Code / Austrian Banking Act, significantly increases the content of information provided to users. Loan loss provisions are presented on the face of the balance sheet, and the net charge for losses on loans and advances is disclosed in the income statement, in addition to further details on credit risk given in the notes. All this provides a considerably improved insight into the bank's credit risk policy.

3) Recognition and valuation principles

Financial reporting under Austrian law is guided by the principles of prudence, especially the principle of recognising possible losses but not anticipating possible gains. This principle is not applicable under the IFRS/IAS rules.

Specific differences in individual items of the balance sheet and the income statement – in particular, the valuation of financial instruments in accordance with IAS 39, which differs from the method pursuant to Austrian generally accepted accounting principles – are explained in note 3.

4) Consolidated companies

All significant controlled companies must be consolidated in accordance with IFRS/IAS. In contrast to this, pursuant to Section 30 of the Austrian Banking Act, a controlled credit institution which is not material to the consolidated financial statements must also be consolidated. The provision of Section 30 of the Austrian Banking Act which restricts the group of consolidated companies to near-financial companies is not applied for the purposes of IFRS/IAS-based consolidated financial statements. Financial companies which are not controlled and in which the ultimate holding company of the Group holds only an indirect majority interest, are not consolidated in accordance with IFRS/IAS.

Compared with the group of companies to be consolidated under the Austrian Banking Act rules, this may lead to numerous differences, resulting from the non-inclusion of several banks and financial institutions because these are not material to the consolidated financial statements, and from the inclusion of controlled real-estate subsidiaries and data-processing subsidiaries of Bank Austria Creditanstalt which meet the materiality criterion. The method used to account for investments in companies in the consolidated financial statements is described in the section dealing with equity interests.

5) Accounting for deferred taxes

Under the IFRS/IAS rules, differences between tax bases and carrying amounts in accordance with IFRS/IAS, if these differences reverse in the future, require the recognition of deferred tax assets or deferred tax liabilities, in the same way as the recognition of current tax losses and tax losses carried forward from previous periods if such tax losses may be expected to be offset in future periods. In contrast to this, under the rules of the Austrian Commercial Code, deferred taxes can arise only from timing differences between accounting profit and taxable profit; only the net amount of deferred tax liabilities, if any, must be recognised in the balance sheet.

The tax expense for the period thus comprises current tax payments made in the period and changes in deferred tax assets and liabilities during the period.

6) Different assumptions used in calculating staff costs arising from pensions and similar obligations

The calculation of pension provisions pursuant to the Austrian Commercial Code is often based on projected benefit valuation methods. IAS 19 requires the application of the projected unit credit method.

The discount rate chosen for discounting the projected benefit obligation under commercial law is often the same as that permitted for tax purposes. In accordance with IAS 19, the discount rate is determined by reference to long-term market yields on corporate bonds or government bonds.

Moreover, future salary increases resulting from career trends must be taken into account. As the underlying assumptions used for calculation purposes differ, pension provisions set up in accordance with IAS 19 are as a rule significantly higher than those pursuant to the Austrian Commercial Code. Post-employment benefits also include the provision for severance payments.

7) Minority interests held outside the Group are not part of shareholders' equity

In compliance with the IFRS/IAS rules, interests in the equity of consolidated companies which are not owned, directly or indirectly through subsidiaries, by the parent company are not shown as a component of consolidated shareholders' equity but as a separate balance sheet item.

8) More extensive disclosures required in the notes

For the purposes of improving comparability and achieving a fair presentation of the financial position and performance, the IFRS/IAS rules require detailed information and disclosures to be given in the notes to the financial statements. Information to be presented as part of financial statements in accordance with IFRS/IAS includes, for example, a statement of changes in shareholders' equity, segment reporting, and disclosures of the fair values of assets.

(51) Consolidated capital resources and regulatory capital requirements

The following tables show the capital requirements for the Bank Austria Creditanstalt group of credit institutions pursuant to Section 30 of the Austrian Banking Act as at the balance sheet date of 2003 and 2002, as well as the various components of Bank Austria Creditanstalt's capital resources as at the end of 2003 and 2002:

Capital resources and capital requirements of the Bank Austria Creditanstalt group of credit institutions

€ m	2003	2002
Core capital (Tier 1)	**5,123**	**4,574**
Paid-in capital	*1,069*	*829*
Capital reserve	*2,154*	*1,489*
Revenue reserve	*538*	*416*
Reserve pursuant to Section 23 (6) of the Austrian Banking Act	*2,070*	*2,070*
Untaxed reserves	*158*	*163*
Differences on consolidation pursuant to Section 24 (2) of the Austrian Banking Act	*–316*	*246*
Less intangible assets	*–550*	*–639*
Supplementary elements (Tier 2)	**3,888**	**3,549**
Supplementary capital	*1,237*	*1,206*
Revaluation reserve	*93*	*56*
Subordinated capital	*2,558*	*2,287*
Deductions	**–424**	**–614**
Net capital resources (Tier 1 plus Tier 2 minus deductions)	**8,587**	**7,509**
Assessment basis (banking book)	**65,550**	**67,160**
Tier 1 capital ratio	7.8 %	6.8 %
Total capital ratio	13.1 %	11.2 %
Available Tier 3	**432**	**1,548**
Requirement for the trading book and for open foreign exchange positions	356	434
Requirement covered by Tier 3	**356**	**434**

Capital requirements of the Bank Austria Creditanstalt group of credit institutions pursuant to the Austrian Banking Act as at 31 December 2003

€ m Risk weightings	Assets and off-balance sheet positions	Weighted amounts	Capital requirement
0 %	34,744	0	0
10 %	1,284	128	10
20 %	7,290	1,458	117
50 %	11,808	5,904	472
100 %	50,998	50,998	4,080
Investment certificates	1,172	307	25
ASSETS	**107,296**	**58,795**	**4,704**
Off-balance sheet positions	18,909	6,675	534
Special off-balance sheet positions	21,530	80	6
BANKING BOOK	**147,735**	**65,550**	**5,244**

Concluding Remarks of the Managing Board of Bank Austria Creditanstalt

The Managing Board of Bank Austria Creditanstalt AG has prepared the consolidated financial statements as at 31 December 2003 in accordance with International Financial Reporting Standards (IFRS). These consolidated financial statements meet the legal requirements for exemption from the obligation to prepare consolidated financial statements under Austrian law and are consistent with applicable EU rules.

The consolidated financial statements and the management report of the Group contain all required disclosures; in particular, events of special significance which occurred after the end of the financial year and other major circumstances that are significant for the future development of the Group have been appropriately explained.

Vienna, 19 February 2004

The Managing Board

Erich Hampel
(Chairman)

Wolfgang Haller
(Deputy Chairman)

Willibald Cernko

Stefan Ermisch

Wilhelm Hemetsberger

Regina Prehofer

Johann Strobl

Report of the Auditors

Auditors' report

We have audited the consolidated financial statements of Bank Austria Creditanstalt as at 31 December 2003, which were prepared by Bank Austria Creditanstalt AG in accordance with International Financial Reporting Standards published by the IASB. These consolidated financial statements comprise the balance sheet at 31 December 2003 and at 31 December 2002, the income statement, the statement of changes in shareholders' equity and the cash flow statement for the 2003 and 2002 financial years, and the notes to the consolidated financial statements. The preparation and content of the consolidated financial statements are the responsibility of the Managing Board. Our responsibility is to express an opinion on the consolidated financial statements based on our audit.

We conducted our audit in accordance with Austrian generally accepted auditing principles and in accordance with International Standards on Auditing (ISA). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting policies applied and significant estimates made by the Managing Board, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view, in all material respects, of the financial position of the Group as at 31 December 2003 and as at 31 December 2002 and of the results of its operations and its cash flows for the financial year beginning on 1 January 2003 and ending on 31 December 2003, and for the financial year beginning on 1 January 2002 and ending on 31 December 2002, in accordance with International Financial Reporting Standards (IFRS).

Pursuant to Austrian commercial law, the responsibility of the auditors is to examine if the management report of the Group is consistent with the consolidated financial statements, and if the legal requirements for the preparation of consolidated financial statements in accordance with international financial reporting principles have been met, exempting a company from the obligation to prepare consolidated financial statements pursuant to Austrian law. We certify that the management report of the Group is consistent with the consolidated financial statements and that the legal requirements for exemption from the obligation to prepare consolidated financial statements pursuant to Austrian law have been met.

Vienna, 19 February 2004

Savings Bank Auditing Association
Auditing Board
(Bank Auditors)

Klaus Goschler — Wolfgang Riedl

KPMG Austria GmbH
Wirtschaftsprüfungs- und Steuerberatungsgesellschaft

Gottwald Kranebitter — Walter Reiffenstuhl

Österreichische Wirtschaftsberatung GmbH
Wirtschaftsprüfungs- und Steuerberatungsgesellschaft

Philip Göth — Peter Bitzyk

Report of the Supervisory Board



In 2003, the Supervisory Board of Bank Austria Creditanstalt AG and its credit committee held five meetings. The committee for the audit of the financial statements and for the preparation of their adoption and the strategy committee each held one meeting. In addition, several resolutions were passed by written circular votes. The Supervisory Board was regularly informed by the bank's Managing Board of the progress and status of the company. In its meetings, the Supervisory Board performed all its duties as defined by the law and the bye-laws.

The major topic in the reporting year was the Initial Public Offering and the listing on the Warsaw Stock Exchange, with the related resolutions passed by the Supervisory Board and at the Annual General Meeting. Changes in the bye-laws and in the internal rules of the Supervisory Board and of the Managing Board were made on the basis of these resolutions. Apart from various portfolio reports in the credit committee, special reports focused on information regarding the duties of members of the Supervisory Board and Managing Board of listed companies, Polish corporate governance rules and the development of net interest income and net fee and commission income from business in Austria as well as a package of measures to improve earnings.

In the reporting period, Albrecht Schmidt (Chairman), Adolf Franke, Paul Hassler and Dieter Rampl resigned from the Supervisory Board as at 17 March 2003. By resolution passed at the Annual General Meeting on 17 March 2003, the following persons were elected as new members of the Supervisory Board as at the same date: Armin Gebhard Fehle, Michael Mendel and Franz Rauch and, as from 1 April 2003, Gerhard Randa. At the constituent meeting of the Supervisory Board on 17 March 2003, Gerhard Randa was elected Chairman (as from 1 April 2003) and Rudolf Humer was confirmed in his function as Deputy Chairman. The members of the credit committee were appointed at the same meeting, with Michael Mendel as chairman, Rudolf Humer as deputy chairman and Stefan Jentzsch and Gerhard Randa as members. Also appointed at the same meeting were the members of the balance sheet committee, with Gerhard Randa as chairman, Rudolf Humer as deputy chairman and Wolfgang Sprissler as a member. Moreover, at the constituent meeting of the Supervisory Board, Karl Samstag was appointed Chairman of the Managing Board and Friedrich Kadrnoska was appointed Deputy Chairman of the Managing Board with effect from 1 April 2003. Regina Prehofer, Helmut Gropper and Willibald Cernko were appointed members of the Managing Board with effect from 1 April 2003. In the reporting year, the following persons resigned from the Managing Board: Gerhard Randa, Chairman of the Managing Board, and Jochen-Michael Speek as at 31 March 2003, and Helmut Gropper as at 31 December 2003. By resolution passed by the Supervisory Board on 12 December 2003, Stefan Ermisch was appointed to the Managing Board with effect from 1 January 2004.

Karl Samstag, Chairman of the Managing Board, and Friedrich Kadrnoska, Deputy Chairman of the Managing Board, resigned from the Managing Board as at 26 January 2004. At the extraordinary meeting of the Supervisory Board on 26 January 2004, Erich Hampel was appointed Chairman of the Managing Board and Wolfgang Haller was appointed Deputy Chairman of the Managing Board, both with effect from 27 January 2004. Johann Strobl was appointed to the Managing Board with effect from the same date.

The accounting records, the financial statements for 2003 and the management report were audited by the Auditing Board of the Savings Bank Auditing Association, by KPMG Austria GmbH Wirtschaftsprüfungs- und Steuerberatungsgesellschaft and by Österreichische Wirtschaftsberatung GmbH Wirtschaftsprüfungs- und Steuerberatungsgesellschaft. As the audit did not result in any objections and the legal requirements were fully complied with, the auditors' report was expressed without qualification.

The Supervisory Board has endorsed the findings of the audit, agrees with the financial statements and the management report, including the proposal for the appropriation of profits, presented by the Managing Board, and approves the 2003 financial statements, which are thereby adopted pursuant to Section 125 (2) of the Austrian Joint Stock Companies Act.

The 2003 consolidated financial statements, including the notes, prepared in accordance with International Financial Reporting Standards (IFRS/IAS) and the management report of the Group were audited by the Auditing Board of the Savings Bank Auditing Association, by KPMG Austria GmbH Wirtschaftsprüfungs- und Steuerberatungsgesellschaft and by Österreichische Wirtschaftsberatung GmbH Wirtschaftsprüfungs- und Steuerberatungsgesellschaft. The audit did not result in any objections and the legal requirements were fully complied with. In the opinion of the auditors, the consolidated financial statements give a true and fair view of the financial position of the Group as at 31 December 2003 and as at 31 December 2002, and of the results of its operations and its cash flows for the financial year beginning on 1 January 2003 and ending on 31 December 2003, and for the financial year beginning on 1 January 2002 and ending on 31 December 2002, in accordance with International Financial Reporting Standards (IFRS/IAS).

The auditors certify that the management report of the Group is consistent with the consolidated financial statements, and that the legal requirements for exemption from the obligation to prepare consolidated financial statements pursuant to Austrian law are met.

The Supervisory Board has endorsed the findings of the audit.

Vienna, 1 March 2004

The Supervisory Board

Gerhard RANDA
Chairman of the Supervisory Board

Bank Austria Creditanstalt

Drucken

Press Release

26.02.2004

Preliminary results for 2003: Strong profit growth at Bank Austria Creditanstalt

- **BA-CA's net income after taxes up by 43 per cent to EUR 442 million.**
- **Shareholders' equity rises to record level of EUR 5.8 billion – up by EUR 1.2 billion.**
- **Strong capital base for further expansion in Central and Eastern Europe.**

According to preliminary figures for the 2003 financial year, Bank Austria Creditanstalt (BA-CA) achieved net income after taxes of EUR 442 million. This figure is 43 per cent higher than the previous year's level (2002: EUR 309 million). Although the capital increase via the initial public offering in summer 2003 resulted in a substantial increase in shareholders' equity, the return on equity after taxes (ROE) rose to 8.7 per cent. The cash ROE – defined as the ROE before amortisation of goodwill – was 12.4 per cent.

Erich Hampel, CEO of Bank Austria Creditanstalt: "These are respectable results. We have made a major step forward. Developments since the integration with HVB Group show that we are very well positioned with our clear focus on Austria and on the growth markets in Central and Eastern Europe. As part of a large international banking group we enjoy a strategic competitive advantage, especially in cross-border business. Today Bank Austria Creditanstalt is stronger than ever before."

In 2003, shareholders' equity of Bank Austria Creditanstalt in accordance with IAS increased by EUR 1.2 billion to a record level of EUR 5.8 billion. This means that BA-CA has by far the strongest capital base of all banks in Austria. At Bank Austria Creditanstalt, the Tier 1 capital ratio – a very important indicator of a bank's financial strength – has risen from 6.1 per cent to 7.8 per cent over the past three years. With this Tier 1 capital ratio, BA-CA is far ahead of its competitors in Austria and is also very well placed in an international comparison. Erich Hampel: "We have a strong capital base. This means security for our customers and substantial strength for further expansion in our core business in Austria and especially in Central and Eastern Europe."

Over the past three years, operating profit has risen by 70 per cent, from EUR 357 million to a record level of EUR 602 million. This reflects the fact that Bank Austria Creditanstalt's operating performance has significantly improved through the new strategic focus on the bank's core markets and consistent measures taken on the cost and income sides. In the growth market of Central and Eastern Europe, Bank Austria Creditanstalt has also made a big step forward by taking over HVB's banking subsidiaries in this region: within a period of three years, Bank Austria Creditanstalt's business volume in Central and Eastern Europe (measured by total assets) has risen from EUR 9 billion to EUR 23 billion, an increase of 150 per cent. Bank Austria Creditanstalt now operates the leading financial services network in this region, with 900 branches in 11 countries and a comprehensive range of products and financial services. Moreover, BA-CA can make available to its customers the Group's international network in Western Europe and overseas. This is a major competitive advantage. No other banking group has such a strong position in the heart of Europe.

After taking over Group subsidiaries in Poland, the Czech Republic, Hungary, Slovakia, Bulgaria and Croatia (branch) in 2001, Bank Austria Creditanstalt made six further acquisitions: it acquired Splitska banka in Croatia, Bank Biochim in Bulgaria, Central Profit Banka in Bosnia and Herzegovina, the remaining 50 per cent interest in both of the market leaders in the leasing business in the Czech Republic and in Slovakia, and a network of branches in the north of Croatia. BA-CA's CEO Erich Hampel: "Over the past three years we have completed a dozen transactions – and I am convinced that we will find attractive opportunities for acquisitions also in the future. This will enable us to further expand our business and earnings."

Net interest income fell by 5.7 per cent to EUR 2,176 million (2002: EUR 2,307 million). The reasons for this decline were the low level of interest rates and continued market weakness in Austria, on the one hand, and a significant fall in the exchange rate of the Polish zloty, on the other hand. Moreover, Bank Austria Creditanstalt's Treasury operations made increased use of instruments reflected in the net trading result. Quarterly figures showed a favourable trend:
BA-CA's net interest income reached EUR 520 million in the first quarter, EUR 539 million in the second quarter, EUR 551 million in the third quarter and EUR 566 million in the fourth quarter. This reflects a steady qualitative improvement in the structure of results.

The net charge for losses on loans and advances was further reduced in 2003, by 13 per cent to EUR 467 million (2002: EUR 537 million). This reduction is a result of BA-CA's strict risk management. Net interest income after losses on loans and advances thus declined by 3.4 per cent to EUR 1,709 million (2002: EUR 1,770 million).

Net fee and commission income increased by 5.4 per cent to EUR 1,134 million (2002: EUR 1,076 million). Similar to the trend seen in net interest income, there was also a gratifying development from quarter to quarter in this area: the bank generated net fee and commission income of EUR 270 million, EUR 273 million and EUR 296 million in the first three quarters, and EUR 296 million in the fourth quarter. The net trading result, at EUR 220 million, was 4.7 per cent lower than the very strong performance in the previous year (2002: EUR 231 million). On the cost side, the trend experienced in previous years continued.

As a result of tight cost management, general administrative expenses fell by 1 per cent to EUR 2,479 million (2002: EUR 2,503 million). This amount includes provisions for restructuring measures in the amount of EUR 20 million. Operating profit was EUR 602 million, 5.3 per cent higher than the previous year's figure of EUR 572 million. This means that, in 2003, Bank Austria Creditanstalt achieved the highest operating profit since the acquisition of Creditanstalt in 1997.

Net income from investments reached EUR 120 million, a substantial increase over the previous year (2002: EUR 28 million). This mainly reflects proceeds from sales of equity interests in insurance companies. Amortisation of goodwill, at EUR 67 million, was lower than in the previous year (2002: EUR 88 million). Thus Bank Austria Creditanstalt's net income before taxes amounted to EUR 648 million, up by 28.5 per cent on the previous year (2002: EUR 504 million). Taxes on income increased by 39.6 per cent to EUR 155 million (2002: EUR 111 million). Minority interests declined by 39.5 per cent to EUR 51 million (2002: EUR 84 million). Net income after taxes and minority interests was EUR 442 million, an increase of 43 per cent over the previous year (2002: EUR 309 million).

This improvement in results had the following effect on key financial ratios:

- Shareholders' equity in accordance with IAS increased from EUR 4.6 billion to EUR 5.8 billion.
- The cash ROE rose to 12.4 per cent (2002: 10.2 per cent) despite the increase in shareholders' equity. The ROE after taxes increased from 6.5 per cent to 8.7 per cent.
- The cost/income ratio rose slightly from 69.3 per cent to 69.9 per cent.
- Earnings per share increased from EUR 2.71 to EUR 3.40.
- The risk/earnings ratio (net charge for losses on loans and advances as a percentage of net interest income) improved significantly from 23.3 per cent to 21.5 per cent.
- The Tier 1 capital ratio was 7.8 per cent (2002: 6.8 per cent), almost 100 per cent above the level of 4 per cent required by law.
- The total capital ratio increased to 13.1 per cent (2002: 11.2 per cent). This means that Bank Austria Creditanstalt's total capital ratio is comfortably above the level of 8 per cent required by law.

Details of the balance sheet of Bank Austria Creditanstalt

In the 2003 financial year, Bank Austria Creditanstalt further reduced its total assets through specific measures, from EUR 148 billion at 31 December 2002 to EUR 137 billion at the end of 2003. This reflects the sale of BA-CA Asset Finance, a company based in Glasgow, and the reduction of Bank Austria Creditanstalt's interbank business. Bank Austria Creditanstalt pursues the strategy of minimising interbank business, which is closely connected with Treasury operations, with due regard to risk and cost aspects. More precisely, the aim is to reduce capital required to be allocated to such business and the liqudity costs. This is done by conducting trading activities mainly via derivatives.

These effects are reflected very clearly in the balance sheet items: on the assets side, loans

EUR 25.1 billion (2002: EUR 29.6 billion). Loans and advances to customers, totalling EUR 76 billion, matched the previous year's level (2002: EUR 76.4 billion). Loan loss provisions declined by 3.6 per cent to EUR 3.5 billion (2002: EUR 3.6 billion). Trading assets, which are recognised at their market prices, fell by 14.8 per cent to EUR 16.1 billion (2002: EUR 19.0 billion). Investments were reduced by 11.5 per cent to EUR 15.9 billion (2002: EUR 18.0 billion). The decline in this item was due to various factors including sales of equity interests.

On the liabilities side, amounts owed to banks fell by 4.6 per cent to EUR 39.1 billion (2002: EUR 41.0 billion). Amounts owed to customers declined by 4.8 per cent to EUR 53.8 billion (2002: EUR 56.6 billion). Liabilities evidenced by certificates were reduced by 13.0 per cent to EUR 17.4 billion (2002: EUR 20.0 billion). Trading liabilities declined by 18.5 per cent to EUR 8.6 billion (2002: EUR 10.5 billion). Subordinated capital declined by 16.1 per cent to EUR 5.4 billion (2002: EUR 6.5 billion). Shareholders' equity rose substantially, by EUR 1.2 billion or 26.2 per cent, to EUR 5.8 billion (2002: EUR 4.6 billion).

Outlook for 2004 and targets for 2006:

For the 2004 financial year, Bank Austria Creditanstalt expects a moderate increase in operating revenues. In combination with a further slight reduction of costs, this will lead to a double-digit percentage increase in operating profit. Under the basic scenario – excluding special risks arising from movements in interest rates and exchange rates – the bank aims to achieve an increase of over 15 per cent in net income before taxes, as a further step towards reaching the earnings targets for 2006.

Bank Austria Creditanstalt has set itself the following targets for 2006:

- Risk/earnings ratio: below 20 per cent
- Cost/income ratio: below 63 per cent
- Tier 1 capital ratio: over 7 per cent
- ROE after taxes: over 13 per cent

The **income statement** of Bank Austria Creditanstalt for 2003, the **balance sheet** of Bank Austria Creditanstalt at 31 December 2002 and **charts** are available for download (to the right) in PDF format.

Enquiries: Bank Austria Creditanstalt Group Public Relations
Martin Hehemann, tel. +43 (0)5 05 05 57007
e-mail: martin.hehemann@ba-ca.com

Bank Austria
Creditanstalt

04 MAR 30 AM 7:21

A Member of HVB Group

Income statement of the Bank Austria Creditanstalt Group for 2003

	2003 in EUR m	2002 in EUR m	Change in EUR m	Change in %
Net interest income	2,176	2,307	-131	-5.7
Losses on loans and advances	-467	-537	70	-13.0
Net interest income after losses on loans and advances	1,709	1,770	-61	-3.4
Net fee and commission income	1,134	1,076	58	5.4
Net trading result	220	231	-11	-4.7
General administrative expenses	-2,479	-2,503	-24	-1.0
Balance of other operating income and expenses	18	-1	19	>100
Operating profit	**602**	**572**	**30**	**5.3**
Net income from investments	120	28	92	>100
Amortisation of goodwill	-67	-88	21	-24.1
Balance of other income and expenses	-8	-8	1	-6.8
Profit from ordinary activities / Net income before taxes	**648**	**504**	**144**	**28.5**
Taxes on income	-155	-111	-44	39.6
Net income	**493**	**393**	**100**	**25.4**
Minority interests	-51	-84	33	-39.5
Net income after taxes and minority interests	**442**	**309**	**133**	**43.0**

Bank Austria Creditanstalt AG
A-1030 Wien, Vordere Zollamtsstraße 13
Postanschrift: Postfach 22000, A-1011 Wien
DVR: 0030066

Rückfragen: +43 (0)5 05 05-57011
Fax: +43 (0)5 05 05-56149
E-Mail: pr@ba-ca.com
www.ba-ca.com

Income statement of the Bank Austria Creditanstalt Group by quarter

	Q4 2003 in EUR m	Q3 2003 in EUR m	Q2 2003 in EUR m	Q1 2003 in EUR m	Q4 2002 in EUR m
Net interest income	566	551	539	520	545
Losses on loans and advances	-111	-127	-101	-128	-74
Net interest income after losses on loans and advances	455	424	438	392	471
Net fee and commission income	296	296	273	270	258
Net trading result	3	31	78	109	129
General administrative expenses	-641	-598	-622	-619	-611
Balance of other operating income and expenses	8	14	-1	-3	13
Operating profit	**121**	**166**	**166**	**149**	**260**
Net income from investments	95	6	0	20	-14
Amortisation of goodwill	-19	-16	-16	-15	-40
Balance of other income and expenses	-6	-1	-1	-1	-6
Net income before taxes	**191**	**156**	**148**	**153**	**200**
Taxes on income	-53	-36	-33	-33	-52
Minority interests	-8	-10	-14	-19	-38
Net income after taxes and minority interests	**130**	**110**	**101**	**101**	**110**

Bank Austria Creditanstalt AG
A-1030 Wien, Vordere Zollamtsstraße 13
Postanschrift: Postfach 22000, A-1011 Wien

Rückfragen: +43 (0)5 05 05-57011
Fax: +43 (0)5 05 05-56149
E-Mail: pr@ba-ca.com

Bank Austria Creditanstalt

A Member of HVB Group

Balance sheet of the Bank Austria Creditanstalt Group at 31 December 2003

Assets	**31 Dec. 2003 in EUR m**	**31 Dec. 2002 in EUR m**	**Change in EUR m**	**Change in %**
Cash and balances with central banks	2,286	1,824	462	25.3
Trading assets	16,140	18,954	-2,814	-14.8
Loans and advances to, and placements with, banks	25,130	29,558	-4,428	-15.0
Loans and advances to customers	75,997	76,354	-357	-0.5
- Loan loss provisions	-3,490	-3,622	132	-3.6
Investments	15,910	17,976	-2,066	-11.5
Property and equipment	1,120	1,177	-57	-4.9
Intangible assets	1,288	1,162	126	10.8
Other assets	2,674	4,586	-1,912	-41.7
Total assets	**137,053**	**147,968**	**-10,915**	**-7.4**
Liabilities and shareholders' equity	**31 Dec. 2003 in EUR m**	**31 Dec. 2002 in EUR m**	**Change in EUR m**	**Change in %**
Amounts owed to banks	39,133	41,033	-1,900	-4.6
Amounts owed to customers	53,824	56,562	-2,738	-4.8
Liabilities evidenced by certificates	17,399	19,992	-2,593	-13.0
Trading liabilities	8,560	10,504	-1,944	-18.5
Provisions	3,422	3,490	-68	-1.9
Other liabilities	3,118	4,673	-1,555	-33.3
Subordinated capital	5,419	6,455	-1,036	-16.1
Minority interests	362	650	-288	-44.3
Shareholders' equity	5,815	4,610	1,206	26.2
Total liabilities and shareholders' equity	**137,053**	**147,968**	**-10,915**	**-7.4**

Bank Austria Creditanstalt AG
A-1030 Wien, Vordere Zollamtsstraße 13
Postanschrift: Postfach 22000, A-1011 Wien
DVR: 0030066

Rückfragen: +43 (0)5 05 05-57011
Fax: +43 (0)5 05 05-56149
E-Mail: pr@ba-ca.com
www.ba-ca.com

Bank Austria Creditanstalt

Drucken

IR Releases

04 MAR 30 AM 7:21

11.03.2004

Final results for 2003:
BA-CA's net income after taxes up by 43 per cent to EUR 442 million

For the current fiscal year 2004 BA-CA expects an increase in net income before taxes of more than 15 per cent to approximately EUR 750 million.

Today Bank Austria Creditanstalt has published its definitive financial statements for 2003 prepared in accordance with International Financial Reporting Standards (IFRS). Please find attached summaries showing the key indicators, income statement, balance sheet, and segment reporting.

IR Release download (206 KB)

Consolidated Financial Statements of Bank Austria Creditanstalt for 2003 (462 KB)

Bank Austria Creditanstalt

04 MAR 30 AM 7:21

A Member of HVB Group

BA-CA Investor Relations Release

Harald Triplat ☎ +43 (0) 50505 50005
Gerhard Smoley ☎ +43 (0) 50505 58803

Vienna, 11 March 2004

Final results for 2003:

BA-CA's net income after taxes up by 43 per cent to EUR 442 million

For the current fiscal year 2004 BA-CA expects an increase in net income before taxes of more than 15 per cent to approximately EUR 750 million.

Today Bank Austria Creditanstalt has published its definitive financial statements for 2003 prepared in accordance with International Financial Reporting Standards (IFRS). Please find attached summaries showing the key indicators, income statement, balance sheet, and segment reporting.

A full German Annual Report 2003 and an English translation of the consolidated financial statements are available on our homepage http://ir.ba-ca.com. (the full English translation of the Annual Report 2003 is currently being prepared)

We have already provided detailed comments on the provisional consolidated income statement in a full IR release on February 26. These preliminary results have been confirmed.

Bank Austria Creditanstalt AG
8420 Investor Relations
Vordere Zollamtsstraße 13
1030 Wien, Austria

Tel:+43 (0)5 05 05-58853
Fax:+43 (0)5 05 05-56112
E-Mail: ir@ba-ca.com
http://ir.ba-ca.com

Bank Austria Creditanstalt at a Glance

Income statement figures (in €m)	2003	Change	2002	Change	2001
Net interest income after loan loss provisions	1,709	– 3.4%	1,770	– 10.1%	1,969
Net fee and commission income	1,134	+ 5.4%	1,076	+ 1.4%	1,061
Net trading result	220	– 4.7%	231	– 11.4%	261
General administrative expenses	–2,479	– 1.0%	–2,503	– 9.7%	–2,773
Operating profit	602	+ 5.3%	572	+ 3.7%	552
Net income before taxes	648	+ 28.5%	504	– 23.0%	655
Consolidated net income	442	+ 43.0%	309	– 36.0%	483

Balance sheet figures (in €m)	2003	Change	2002	Change	2001
Total assets	137,053	– 7.4%	147,968	– 7.3%	159,597
Loans to customers after loan loss provisions	72,541	– 0.4%	72,826	– 3.3%	75,325
Primary funds	76,642	– 7.7%	83,009	– 8.2%	90,380
Shareholders' equity	5,815	+ 26.2%	4,610	– 5.4%	4,875

Key performance indicators (in %)	2003	2002	2001
Return on equity after taxes (ROE)	8.7	6.5	10.2
Return on assets (ROA)	0.31	0.20	0.30
CEE contribution to net income before taxes	23.3	29.4	24.7
Cost / income ratio	69.9	69.3	68.8
Net interest income / risk weighted assets	3.28	3.32	3.52
Risk / earnings ratio	21.5	23.3	26.3
Credit risk charge / risk weighted assets	0.70	0.77	0.93
Total capital ratio	13.1	11.2	13.0
Tier 1 capital ratio	7.8	6.8	7.8

Staff	2003	Change	2002	Change	2001
Bank Austria Creditanstalt (full-time equivalent)	30,377	+ 2.0%	29,767	– 7.5%	32,164
Austria (BA-CA AG and its Austrian subsidiaries that support its core banking business)	11,410	– 4.2%	11,916	– 5.7%	12,636
CEE and other subsidiaries	18,967	+ 6.3%	17,851	– 8.6%	19,528
of which: Poland	11,115	– 8.1%	12,089	– 16.0%	14,387

Offices	2003	Change	2002	Change	2001
Bank Austria Creditanstalt	1,311	– 2.5%	1,345	+ 4.8%	1,284
Austria	413	– 8.0%	449	– 14.8%	527
CEE countries	898	+ 0.2%	896	+ 18.4%	757
of which: Poland	519	– 7.5%	561	– 13.6%	649

Income statement of the Bank Austria Creditanstalt Group for the year ended 31 December 2003

	(Notes)	2003 €m	2002 €m	Change €m	Change in %
Interest income		4,802	5,825	−1,024	−17.6
Interest expenses		−2,626	−3,519	893	−25.4
Net interest income	(4)	2,176	2,307	−131	−5.7
Losses on loans and advances	(5)	−467	−537	70	−13.0
Net interest income after losses on loans and advances		**1,709**	**1,770**	**−61**	**−3.4**
Fee and commission income		1,412	1,358	54	4.0
Fee and commission expenses		−278	−282	4	−1.4
Net fee and commission income	(6)	1,134	1,076	58	5.4
Net trading result	(7)	220	231	−11	−4.7
General administrative expenses	(8)	−2,479	−2,503	24	−1.0
Balance of other operating income and expenses	(9)	18	−1	19	>100
Operating profit		**602**	**572**	**30**	**5.3**
Net income from investments	(10)	120	28	92	>100
Amortisation of goodwill	(11)	−67	−88	21	−24.1
Balance of other income and expenses		−8	−8	1	−6.8
Profit from ordinary activities/ Net income before taxes		**648**	**504**	**144**	**28.5**
Taxes on income	(12)	−155	−111	−44	39.6
Net income		**493**	**393**	**100**	**25.4**
Minority interests	(2)	−51	−84	33	−39.5
Consolidated net income		**442**	**309**	**133**	**43.0**

Key figures

		2003	2002
Earnings per share (in €, basic and diluted)	(13)	3.40	2.71
Return on equity before taxes		12.8 %	10.6 %
Return on equity after taxes		8.7 %	6.5 %
Return on equity after taxes before amortisation of goodwill		12.4 %	10.2 %
Cost/income ratio		69.9 %	69.3 %
Risk/earnings ratio		21.5 %	23.3 %

Balance sheet of the Bank Austria Creditanstalt Group at 31 December 2003

Assets

	(Notes)	31 Dec. 2003 €m	31 Dec. 2002 €m	Change €m	Change in %
Cash and balances with central banks	(14)	2,286	1,824	462	25.3
Trading assets	(15)	16,140	18,954	– 2,814	– 14.8
Loans and advances to, and placements with, banks	(16)	25,130	29,558	– 4,428	– 15.0
Loans and advances to customers	(16)	75,997	76,354	– 357	– 0.5
– Loan loss provisions	(17)	– 3,490	– 3,622	132	– 3.6
Investments	(18)	15,910	17,976	– 2,066	– 11.5
Property and equipment	(19)	1,120	1,177	– 57	– 4.9
Intangible assets	(19)	1,288	1,162	126	10.8
Other assets	(20)	2,674	4,586	– 1,912	– 41.7
TOTAL ASSETS		**137,053**	**147,968**	**– 10,915**	**– 7.4**

Liabilities and shareholders' equity

	(Notes)	31 Dec. 2003 €m	31 Dec. 2002 €m	Change €m	Change in %
Amounts owed to banks	(21)	39,133	41,033	– 1,900	– 4.6
Amounts owed to customers	(21)	53,824	56,562	– 2,738	– 4.8
Liabilities evidenced by certificates	(22)	17,399	19,992	– 2,593	– 13.0
Trading liabilities	(23)	8,560	10,504	– 1,944	– 18.5
Provisions	(24)	3,422	3,490	– 68	– 1.9
Other liabilities	(25)	3,118	4,673	– 1,555	– 33.3
Subordinated capital	(26)	5,419	6,455	– 1,036	– 16.1
Minority interests	(2)	362	650	– 288	– 44.3
Shareholders' equity	(27)	5,815	4,610	1,206	26.2
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		**137,053**	**147,968**	**– 10,915**	**– 7.4**

Statement of changes in shareholders' equity of the Bank Austria Creditanstalt Group

€ m	Subscribed capital	Capital reserves	Retained earnings	Reserves in accordance with IAS 39	Share-holders' equity
As at 1 January 2002	**829**	**2,177**	**2,148**	**– 279**	**4,875**
Consolidated net income			309		309
Dividend paid			– 116		– 116
Foreign currency translation and other changes			– 287		– 287
Shares in the controlling company		– 161			– 161
Reversal of previous year's deferred tax in respect of shares in the controlling company			– 23		– 23
Gains and losses recognised directly in equity in accordance with IAS 39				13	13
As at 31 December 2002	**829**	**2,016** [1]	**2,031**	**– 266**	**4,610**

1) Capital reserve in the separate financial statements of Bank Austria Creditanstalt AG: € 1,489 m

€ m	Subscribed capital	Capital reserves	Retained earnings	Reserves in accordance with IAS 39	Share-holders' equity
As at 1 January 2003	**829**	**2,016**	**2,031**	**– 266**	**4,610**
Capital increase	240	683			923
Consolidated net income			442		442
Dividend paid			– 116		– 116
Foreign currency translation			– 233		– 233
Shares in the controlling company		38			38
Other changes			26		26
Gains and losses recognised directly in equity in accordance with IAS 39				126	126
As at 31 December 2003	**1,069**	**2,737** [2]	**2,149**	**– 139**	**5,815**

2) Capital reserve in the separate financial statements of Bank Austria Creditanstalt AG: € 2,154 m

€ m	Cash flow hedge reserve	Available-for-sale reserve	Reserves in accordance with IAS 39
As at 1 January 2003	**– 263**	**– 3**	**– 266**
Additions	– 45	7	– 38
Releases	39	– 21	18
Gains and losses recognised directly in equity	43	104	147
As at 31 December 2003	**– 226**	**87**	**– 139**

Cash flow statement of the Bank Austria Creditanstalt Group

€ m	2003	2002
NET INCOME	**493**	**393**
Non-cash items included in net income, and adjustments to reconcile net income to cash flows from operating activities		
Depreciation, amortisation, losses on loans and advances, and changes in fair values	877	1,064
Increase in staff-related provisions and other provisions	196	239
Increase in other non-cash items	23	1,025
Gains/losses on disposals of intangible assets, property and equipment, and investments	−95	−129
SUB-TOTAL	**1,494**	**2,592**
Increase/decrease in operating assets and liabilities after adjustment for non-cash components		
Trading assets	992	574
Loans and advances	3,347	14,861
Other assets	418	−152
Trading liabilities	−3	−2,915
Amounts owed to banks and customers	−3,879	−11,540
Liabilities evidenced by certificates	−2,511	−2,856
Other liabilities	−933	365
CASH FLOWS FROM OPERATING ACTIVITIES	**−1,075**	**929**
Proceeds from disposal of		
investments	4,466	6,094
property and equipment	73	102
Payments for purchases of		
investments	−2,594	−7,540
property and equipment	−484	−449
Proceeds from sales of subsidiaries	175	104
Payments for acquisition (less cash acquired) of subsidiaries	−37	−92
Other changes	176	−45
CASH FLOWS FROM INVESTING ACTIVITIES	**1,775**	**−1,826**
Proceeds from capital increase	905	0
Dividends paid	−116	−116
Subordinated liabilities and other financing activities	−1,024	−602
CASH FLOWS FROM FINANCING ACTIVITIES	**−235**	**−718**
CASH AND CASH EQUIVALENTS AT END OF PREVIOUS PERIOD	**1,824**	**3,428**
Cash flows from operating activities	−1,075	929
Cash flows from investing activities	1,775	−1,826
Cash flows from financing activities	−235	−718
Effects of exchange rate changes	−3	11
CASH AND CASH EQUIVALENTS AT END OF PERIOD	**2,286**	**1,824**
PAYMENTS FOR TAXES, INTEREST AND DIVIDENDS		
Income taxes paid	67	1
Interest received	4,685	6,442
Interest paid	−2,819	−3,564
Dividends received	107	41

Income statement, key figures

€ m		Private Customers Austria	Corporate Customers Austria	Central and Eastern Europe	International Markets	Corporate Center	Bank Austria Creditanstalt Group
Net interest income	2003	765	777	530	101	3	2,176
	2002	803	715	640	127	22	2,307
Losses on loans and advances	2003	−139	−228	−90	0	−10	−467
	2002	−97	−318	−101	−7	−14	−537
Net fee and commission income	2003	498	275	353	15	−7	1,134
	2002	480	278	328	8	−18	1,076
Net trading result	2003	6	33	66	61	54	220
	2002	0	3	27	132	69	231
General administrative expenses	2003	−1,033	−613	−690	−125	−18	−2,479
	2002	−1,054	−527	−718	−165	−39	−2,503
Balance of other operating income and expenses	2003	35	−6	6	−12	−5	18
	2002	19	9	−6	−3	−21	−1
Operating profit	**2003**	**131**	**238**	**175**	**40**	**18**	**602**
	2002	**151**	**159**	**171**	**92**	**−1**	**572**
Net income from investments	2003	48	5	20	34	12	120
	2002	5	29	23	−2	−27	28
Amortisation of goodwill	2003	−5	−3	−42	−7	−10	−67
	2002	−8	−4	−44	−27	−5	−88
Balance of other income and expenses	2003	0	−5	−2	0	0	−8
	2002	0	−1	−1	0	−6	−8
Net income before taxes	**2003**	**175**	**235**	**151**	**67**	**20**	**648**
	2002	**148**	**182**	**148**	**64**	**−38**	**504**
Credit and market risk equivalent (average)	2003	11,908	32,641	14,034	3,076	6,004	67,664
	2002	11,933	35,315	13,100	4,309	6,772	71,429
Equity allocated (average)	2003	738	2,024	870	191	1,233	5,056
	2002	740	2,190	812	267	733	4,742
Return on equity before taxes in %	2003	23.6	11.6	17.3	35.4		12.8
	2002	20.0	8.3	18.3	23.8		10.6
Cost/income ratio in %	2003	79.2	56.8	72.2	76.1		69.9
	2002	80.9	52.5	72.6	62.5		69.3
Risk/earnings ratio in %	2003	18.2	29.3	17.0	0.2		21.5
	2002	12.1	44.5	15.7	5.5		23.3